SCHEDULE 14A
(RULE 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14 (a) of the Securities
Exchange Act of 1934 (Amendment No.__)

Filed by the Registrant                    [X]
Filed by a Party other than the Registrant  [ ]
Check the appropriate box:
[X]  Preliminary Proxy Statement

[ ]  Confidential, for Use of
     the Commission Only
     (as permitted by
     Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement
     Definitive additional materials
     Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

TOUCHSTONE INVESTMENT TRUST

(Name of Registrant as Specified in Its Charter/Declaration of Trust)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):
[X]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)  Title of each class of securities to which transaction applies:

(2)  Aggregate number of securities to which transaction applies:

(3)  Per unit price or other underlying value of transaction  computed  pursuant
     to Exchange  Act Rule 0-11 (Set forth the amount on which the filing fee is
     calculated and state how it was determined):

(4)  Proposed maximum aggregate value of transaction:

(5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement no.:

(3) Filing Party:

(4) Date Filed:

TOUCHSTONE INVESTMENT TRUST
221 East Fourth Street, Suite 300
Cincinnati, Ohio 45202
(800) 638-8194

April __, 2002

Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders of the Touchstone Investment Trust (the "Trust") on Thursday, June 6, 2002 at 10:00 a.m. Eastern time, at the offices of the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

The special meeting is being held to consider the following: (1) authorizing the Board of Trustees and Touchstone Advisors, Inc. to select or change investment sub-advisors and to enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders, (2) approval of revisions to the Trust's Agreement and Declaration of Trust, and (3) approval of multiple changes to the fundamental investment restrictions of the Trust. Please review the enclosed proxy statement for more information about the proposals.

The Board of Trustees has given full and careful consideration to each of these matters and has concluded that the proposals are in the best interest of the Trust and its shareholders. The Board of Trustees therefore recommends that you vote "FOR" the matters discussed in this proxy statement.

Your vote is important, no matter how many shares you own. To assure your representation at the meeting, we must receive the enclosed authorization card with your voting instructions no later than June 4, 2002 in order to process your instructions prior to the Special Meeting of Shareholders on June 6, 2002.

By mail:       Complete, sign and mail the enclosed proxy card in the postage-paid envelope that has been provided. Please allow adequate time for mailing.

By fax:        Complete and sign the enclosed proxy card and fax both sides to (513) 362-8320.

By Internet:   Refer to instructions found on your proxy card.

By phone:      Refer to instructions found on your proxy card.

If you attend the meeting, you may revoke your proxy and vote your shares in person.

If you have any questions or need any help with your voting instructions, please call Touchstone toll-free at (800) 638-8194.

Sincerely,

/s/ Jill T. McGruder

Jill T. McGruder
President
Touchstone Family of Funds and Variable Annuities

THE TOUCHSTONE FAMILY OF FUNDS IS DISTRIBUTED BY TOUCHSTONE SECURITIES, INC.*

* MEMBER NASD/ SIPC

TOUCHSTONE INVESTMENT TRUST
221 East Fourth Street, Suite 300
Cincinnati, Ohio 45202
(800) 638-8194

NOTICE OF SPECIAL MEETING

Notice is hereby given that a special meeting of shareholders of Touchstone Investment Trust (the "Trust"), will be held on June 6, 2002 at 10:00 a.m., Eastern time, at the offices of the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

The special meeting is being held for the following purposes:

1.    To authorize the Board and Touchstone Advisors, Inc. to select and change investment sub-advisors and to enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders.

2.    To authorize the Board to adopt an Amended and Restated Agreement and Declaration of Trust with respect to:

   2a.    Dollar-weighted Voting
   2b.    Future Amendments
   2c.    Redemption
   2d.    Investment in Other Investment Companies
   2e.    Other Changes

3a.    To change certain fundamental investment restrictions of the Trust with respect to borrowing money.

3b.    To change certain fundamental investment restrictions of the Trust with respect to underwriting securities.

3c.    To change certain fundamental investment restrictions of the Trust with respect to loans.

3d.    To change certain fundamental investment restrictions of the Trust with respect to real estate.

3e.    To eliminate certain fundamental investment restrictions of the Trust with respect to oil, gas or mineral leases.

3f.    To change certain fundamental investment restrictions of the Trust with respect to commodities.

3g.    To change certain fundamental investment restrictions of the Trust with respect to concentration of investments.

3h. To change certain fundamental investment restrictions of the Trust with respect to issuing senior securities.

3i. To eliminate the fundamental investment restrictions of the Trust with respect to amounts invested in one issuer.

3j. To eliminate the fundamental investment restrictions of the Trust with respect to margin purchases.

3k. To eliminate the fundamental investment restrictions of the Trust with respect to short sales.

3l. To eliminate the fundamental investment restrictions of the Trust with respect to illiquid investments.

3m. To eliminate the fundamental investment restrictions of the Trust with respect to investing for control.

3n. To eliminate the fundamental investment restrictions of the Trust with respect to other investment companies.

3o. To eliminate the fundamental investment restrictions of the Trust with respect to securities of one class.

3p. To eliminate the fundamental investment restrictions of the Trust with respect to pledging.

3q. To eliminate the fundamental investment restrictions of the Trust with respect to options.

3r. To eliminate the fundamental investment restrictions of the Trust with respect to short sales and options.

3s. To eliminate the fundamental investment restrictions of the Trust with respect to common stocks.

3t. To eliminate the fundamental investment restrictions of the Trust with respect to when-issued purchases.

4. To transact such other business as may properly come before the special meeting or any adjournments thereof.

Shareholders of record at the close of business on April 8, 2002 are entitled to notice of, and to vote at, the special meeting. The accompanying Proxy Statement contains more information about the special meeting.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. TO AVOID THE COST OF FOLLOW UP SOLICITATION AND A POSSIBLE ADJOURNMENT, PLEASE READ THE ENCLOSED PROXY STATEMENT AND COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. IT IS IMPORTANT THAT YOUR VOTE BE RECEIVED BY JUNE 4, 2002.

By order of the Board of Trustees of the Touchstone Investment Trust.

Tina D. Hosking
Secretary

Cincinnati, Ohio
April __, 2002

TOUCHSTONE INVESTMENT TRUST
221 East Fourth Street, Suite 300
Cincinnati, Ohio 45202
(800) 638-8194

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS
JUNE 6, 2002

This Proxy Statement is furnished by Touchstone Investment Trust (the "Trust") to the shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund (the "Funds") on behalf of the Trust's Board of Trustees (the "Board") in connection with the Trust's solicitation of the accompanying proxy. This proxy will be voted at a special meeting of shareholders to be held on June 6, 2002 at 10:00 a.m., Eastern time, at the offices of the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, for the purposes set forth below and in the accompanying Notice of Special Meeting. This Proxy Statement is being mailed to Trust shareholders on or about _____, 2002.

**In this Proxy Statement, actions from time to time may be described as being taken by a Fund or the Funds, which is a series of the Trust, although all actions are actually taken by the Trust on behalf of the applicable Fund or Funds.**

**Copies of the Trust's most recent Annual and Semiannual Reports have previously been mailed to shareholders. These reports may be obtained without charge by calling (800) 638-8194 or by writing to the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.**

The following table summarizes the proposals applicable to each Fund:

| Proposal # Page | Proposal Description | Applicable Fund(s) |
|---|---|---|
| 1 8 | To authorize the Board and Touchstone Advisors, Inc. to select or change investment sub-advisors and to enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders. | All |
| 2 11 | To authorize the Board to adopt an Amended and Restated Agreement and Declaration of Trust with respect to: | All |

| | | |
|---|---|---|
| 3h | To change the fundamental investment 27 restrictions of the Trust with respect to issuing senior securities. | All |
| 3i | To eliminate the fundamental investment 29 restrictions of the Trust with respect to amounts invested in one issuer. | All except Institutional Government Income Fund |

**Error! Unknown document property name.**

| | | |
|---|---|---|
| 3j | To eliminate the fundamental investment 30 | Short Term Government |
| | restrictions of the Trust with respect to margin purchases. | Income Fund, Intermediate Term Government Income Fund, Institutional Government Income Fund |
| 3k | To eliminate the fundamental investment 31 | Short Term Government |
| | restrictions of the Trust with respect to short sales. Fund | Income Fund, Intermediate Term Government Income |
| 3l | To eliminate the fundamental investment 32 | Short Term Government |
| | restrictions of the Trust with respect to illiquid investments. | Income Fund, Intermediate Term Government Income Fund, Institutional Government Income Fund |
| 3m | To eliminate the fundamental investment 33 | Short Term Government |
| | restrictions of the Trust with respect to investing for control. | Income Fund, Intermediate Term Government Income Fund |
| 3n 33 | To eliminate the fundamental investment | Short Term Government |
| | restrictions of the Trust with respect to other investment companies. | Income Fund, Intermediate Term Government Income Fund, Institutional Government Income Fund |
| 3o | To eliminate the fundamental investment 35 | Short Term Government |
| | restrictions of the Trust with respect to securities of one class. | Income Fund, Intermediate Term Government Income Fund |
| 3p | To eliminate the fundamental investment 35 | Institutional Government |
| | restrictions of the Trust with respect to pledging. | Income Fund |
| 3q | To eliminate the fundamental investment 36 | Short Term Government |

|  |  |  |  |
|---|---|---|---|
|  | restrictions of the Trust with respect to options. | Income Fund, Intermediate Term Government Income Fund, Money Market Fund | |
| 3r | To eliminate the fundamental investment 37 | Institutional Government | |
|  | restrictions of the Trust with respect to short sales and options. | Income Fund | |
| 3s | To eliminate the fundamental investment 38 | Short Term Government | |
|  | restrictions of the Trust with respect to common stocks. | Income Fund, Intermediate Term Government Income Fund | |
| 3t | To eliminate the fundamental investment 38 | Short Term Government | |
|  | restrictions of the Trust with respect to when-issued purchases. | Income Fund, Intermediate Term Government Income Fund | |
| 4 | To transact such other business as may 44 | All | |
|  | properly come before the special meeting or any adjournments thereof. | | |

**PROPOSAL NO. 1**

TO AUTHORIZE THE BOARD AND TOUCHSTONE ADVISORS, INC. TO SELECT OR CHANGE INVESTMENT SUB-ADVISORS AND TO ENTER INTO OR AMEND INVESTMENT SUB-ADVISORY AGREEMENTS WITHOUT OBTAINING THE APPROVAL OF SHAREHOLDERS

Proposal 1 is to be voted on by shareholders of all Funds of the Trust. Each Fund voting separately. For the purposes of the following discussion of this Proposal 1, the Funds of the Trust will be referred to individually as a "Fund" and collectively as the "Funds," and Proposal 1 will be referred to as this "Proposal."

**Background**

Touchstone Advisors, Inc. (the "Advisor") currently employs sub-advisors, each a registered investment advisor, for each of the Funds. The current sub-advisor for the Funds is Fort Washington Investment Advisors, Inc. ("Fort Washington"). Fort Washington is an affiliated sub-advisor (as defined below) of the Advisor.

Sub-advisors perform the daily management of the assets of the Funds. The Advisor monitors and supervises the activities of the sub-advisors, and may terminate the services of any sub-advisor at any time, subject to the notice periods set forth in the applicable sub-advisory agreement. However, entering into a new sub-advisory agreement or amending an existing sub-advisory agreement with a sub-advisor currently requires approval of the applicable Fund's shareholders.

The Investment Company Act of 1940 (the "1940 Act") requires that all contracts pursuant to which persons serve as investment advisors to investment companies be approved by shareholders. This requirement applies to the appointment of a new or replacement sub-advisor to any Fund and generally to the amendment of agreements with existing sub-advisors. (There is an exception to this requirement that permits, under certain circumstances, entities to serve as replacement investment advisors or sub-advisors for an interim period without shareholder approval if their contracts have been approved by the board of the investment company.) The Securities and Exchange Commission (the "Commission") has previously granted exemptions to investment companies, such as the Trust, from the requirement for a shareholder vote provided that certain conditions are satisfied.

The Trust and the Advisor currently are seeking similar exemptive relief from the Commission. If the Trust and the Advisor obtain this exemptive relief and this Proposal is approved, the Board and the Advisor will be able, without further shareholder approval, to enter into new and amended sub-advisory agreements with sub-advisors, other than sub-advisors who are affiliates of either the Trust or the Advisor, other than by reason of serving as a sub-advisor to one or more Funds (an "Affiliated Sub-Advisor"). The Board will not, however, be able to (a) replace the Advisor as investment manager or (b) enter into a new or amended sub-advisory agreement with an Affiliated Sub-Advisor,

without complying with the 1940 Act and applicable regulations governing shareholder approval of advisory contracts.  Although the Trust applied for this exemptive relief in January 2002, the Trust has not yet received this exemptive relief from the Commission, and there is no assurance that the Trust will receive such relief.

**Reasons for this Proposal**

This Proposal is intended to facilitate the efficient supervision and management of the Funds by the Advisor and the Board and to give the Advisor flexibility in managing the Funds in the future.  The Advisor continuously monitors the performance of the sub-advisors and may, from time to time, recommend that the Board replace one or more sub-advisors or appoint additional sub-advisors, depending on the Advisor's assessment of which sub-advisors it believes will optimize each Fund's chances of achieving its investment objective.  Under the 1940 Act, the Advisor currently is required to obtain shareholder approval to add or replace a sub-advisor.  In most cases, the Advisor must also obtain shareholder approval to amend an existing sub-advisory agreement. Obtaining shareholder approval requires a Fund to hold a meeting of its shareholders, which entails substantial costs, including costs related to preparing, printing and distributing proxy materials. If the Funds obtain exemptive relief from the Commission and shareholders approve this Proposal, the Board, subject to certain exceptions, will no longer be required to call a Fund shareholder meeting each time a new sub-advisor is proposed or a material amendment to a sub-advisory agreement is proposed.

Even in the absence of a shareholder approval requirement, any proposal to add or replace sub-advisors will receive careful review.  First, the Advisor will assess a Fund's needs and, if the Advisor believes additional or replacement sub-advisors might benefit the Fund, will search for available investment sub-advisors.  Second, any recommendations made by the Advisor will have to be approved by a majority of the Board, including a majority of the Trustees who are not "interested persons" (within the meaning of the 1940 Act) of the Trust, the Advisor or the proposed sub-advisor.  In selecting any new or replacement sub-advisors, the Board is required to determine that a sub-advisory agreement is reasonable, fair and in the best interests of a fund and its shareholders.  The Board will consider the factors it deems relevant in approving sub-advisory agreements, including the nature, quality and scope of the services to be provided.  The Board will review information about the sub-advisor's ability to provide its services to a Fund, as well as its personnel, operations, financial condition or any factors that will affect the sub-advisor's performance as an investment Advisor.  Finally, any further appointments of additional or replacement sub-advisors will have to comply with any conditions contained in the Commission's exemptive order, if such order is granted.

The Advisor expects that the conditions in the Commission's exemptive order, if such an order is granted, will include the following:

> ?   The Funds will disclose in their prospectus the details of this structure whereby the Board and the Advisor may select and change investment sub-advisors and enter into investment sub-advisory agreements or amend existing

investment sub-advisory agreements without obtaining the approval of shareholders.

?    The Funds will continue to seek shareholder approval if a sub-advisory agreement with an Affiliated Sub-Advisor is involved (whether changing to or from an Affiliated Sub-Advisor or modifying the terms of the Sub-Advisory Agreement with an Affiliated Sub-Advisor).

?    Within 90 days of hiring any new sub-advisor (other than an Affiliated Sub-Advisor), the Advisor will furnish the shareholders of the affected Funds with detailed information about the sub-advisor.

?    In most cases, the Advisor also will furnish the shareholders of affected Funds with detailed information about changes in a sub-advisory agreement.

Because Fort Washington is an Affiliated Sub-Advisor of the Advisor, shareholder approval of any changes in sub-advisors will be required until and unless a sub-advisor that is not an Affiliated Sub-Advisor is approved by the shareholders. After that time, shareholder approval will no longer be necessary to approve amendments to Sub-Advisory Agreements or changes in sub-advisors, unless an Affiliated Sub-Advisor is involved in the change.

The Board believes that the proposed arrangement to select or change investment sub-advisors and enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders is in the best interests of the shareholders of each Fund.

## RECOMMENDATION AND REQUIRED VOTE

The shareholders of each Fund will vote separately on this Proposal.  With respect to a Fund, approval of this Proposal requires the affirmative vote of the holders of the lesser of (a) 67% or more of the voting securities of the Fund present at the special meeting or represented by proxy if holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of the Fund.   Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum.  Abstentions and broker non-votes have the effect of a negative vote on this Proposal.

If this Proposal is not approved by shareholders of a Fund, the Board will be required to seek shareholder approval for each new or amended sub-advisory agreement with respect to that Fund.

**The Board unanimously recommends that shareholders vote FOR the proposal to authorize the Board and the Advisor to select and change investment**

**sub-advisors and enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders.**

## PROPOSAL NO. 2

### TO AUTHORIZE THE BOARD TO ADOPT AN AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST.

Proposal 2 is to be voted on by shareholders of all Funds of the Trust. Each Fund will vote separately. For the purposes of the following discussion of this Proposal 2, the Funds of the Trust will be referred to individually as a "Fund" and collectively as the "Funds," and Proposal 2a-2e will be referred to as "Proposals."

Each Fund, like other mutual funds, is subject to comprehensive federal laws and regulations, and in particular, the 1940 Act. Each mutual fund is also subject to state law. The Funds are subject to Massachusetts law because each Fund is a series of an entity known as a Massachusetts business trust. Under Massachusetts law, a business trust generally operates under a charter or organization document, usually called a declaration of trust, that sets forth various provisions relating primarily to the authority of the trust to conduct business and the governance of the trust. The Funds currently operate under such a declaration of trust.

At the special meeting, you will be asked to authorize the Board to adopt the Amended and Restated Agreement and Declaration of Trust appearing as Exhibit A to this proxy statement (called, in this proxy statement, the Restated Declaration). The Restated Declaration amends the Funds' existing declaration of trust (called, in this proxy statement, the Existing Declaration) in its entirety. The Board has approved the Restated Declaration and unanimously recommend that you authorize the Board to adopt it in its entirety by voting for each of these Proposals. Certain of the changes to the Declaration, identified as significant and set forth as Proposal Nos. 2a, 2b, 2c and 2d below, require a separate vote by the shareholders. The remaining changes will be voted on as one proposal, Proposal No. 2e. If one or more of these Proposals are not approved by shareholders, the Trustees will not include those Proposals in the Restated Declaration, and will make conforming changes to the Restated Declaration to the extent necessary to provide for internal consistency.

The Restated Declaration gives the Board more flexibility and broader authority to act than the Existing Declaration. This increased flexibility may allow the Board to react more quickly to changes in competitive and regulatory conditions and, as a consequence, may allow the Funds to operate in a more efficient and economical manner. Although the Restated Declaration reduces or removes certain shareholder voting and other rights as more fully discussed below, adoption of the Restated Declaration will not remove any of the protections of federal law or alter the Board's existing fiduciary obligations to act with due care and in the shareholders' best interests. Before utilizing any new flexibility that the Restated Declaration may afford, the Board must first consider the shareholders' interests and then act in accordance with those interests.

You should note that your Fund's investments and investment policies will not change by virtue of the adoption of the Restated Declaration.

The Restated Declaration makes a number of significant changes to the Existing Declaration. Certain of these changes give the Board greater flexibility and broader authority to act without shareholder approval. The most significant changes are summarized below. In addition to the changes described below, there are other substantive and stylistic differences between the Restated Declaration and the Existing Declaration. The following summary is qualified in its entirety by reference to the Restated Declaration itself in Exhibit A. The attached Restated Declaration has been marked to show changes from the Existing Declaration.

# SIGNIFICANT CHANGES

## PROPOSAL NO. 2a

**Dollar – Weighted Voting.** The Restated Declaration provides that each shareholder of each Fund is entitled to one vote for each dollar of net asset value of the Fund represented by the shareholder's shares of the Fund, on each matter on which that shareholder is entitled to vote. This means that shareholders with larger economic investments will have more votes than shareholders with smaller economic investments. The Existing Declaration provides that each share of each Fund is entitled to one vote on each matter on which shares of that Fund are entitled to vote. The Funds are proposing the change to dollar-weighted voting in order to equalize the voting power of the shareholders of the various Funds in the Trust.

Dollar-weighted voting is important when a fund is part of a trust that has more than one series. Because each fund, as a series of a trust, typically has a different share price than other funds that are also series of the trust, shareholders of a fund with lower-priced shares may have more voting power than shareholders of a fund with higher-priced shares. For example, if a fund is a money market fund with shares selling for $1.00 per share, a $1,000 investment will purchase 1,000 shares of that fund. If another fund in the trust has shares that are selling for $10.00 per share, that same $1,000 investment will purchase only 100 shares of that fund. The Existing Declaration gives one vote for each share owned. Therefore, under the Existing Declaration, when the shareholders of the trust vote together as a single class, a shareholder of the money market fund has ten times the vote of a shareholder of the second fund, even though the economic interest of each shareholder is the same. The change would match a shareholder's economic interest in the trust with the shareholder's voting powers, and conversely would prevent a shareholder who holds many shares with a relatively low price per share, such as a money market investor, from having disproportionately large voting powers.

## PROPOSAL NO. 2b

**Future Amendments.** The Restated Declaration may be amended without shareholder approval in most cases. The Existing Declaration may be amended without shareholder approval only in certain limited circumstances. Under the Restated Declaration, shareholders generally have the right to vote only on an amendment affecting their voting powers, on an amendment affecting the amendment provisions of the Restated Declaration, on an amendment required by law or by a Fund's registration statement to be approved by shareholders, and on any amendment submitted to shareholders by the Board. By allowing amendment of the Restated Declaration without shareholder approval, the Restated Declaration gives the Board the necessary authority to react quickly to future contingencies. Where a shareholder vote is required for an amendment, the Restated Declaration provides that approval requires a vote of the majority of the outstanding voting securities, as that term is defined in the 1940 Act, of the Trust as a whole, or of the shareholders affected. Therefore, if a proposed

amendment would affect only a particular Fund or class of a Fund, only shareholders of that Fund or class of a Fund would be required to vote on the amendment. The Existing Declaration requires a majority vote of the shares of each Fund to approve an amendment submitted for shareholder approval.

## PROPOSAL NO. 2c

**Redemption.** The Restated Declaration permits the Board to cause the involuntary redemption of a shareholder's shares at any time for any reason the Trustees deem appropriate. The Existing Declaration also permits the Board to involuntarily redeem shares, but only in more limited circumstances. Under the Restated Declaration, the Board will be able to cause a shareholder's shares to be redeemed in order to eliminate small accounts for administrative efficiencies and cost savings, to protect the tax status of a fund if necessary and to eliminate ownership of shares by a particular shareholder when the Board determines, pursuant to adopted policies, that the particular shareholder's ownership is not in the best interests of the other shareholders of a Fund (for example, in the case of a market timer). The exercise of the power granted to the Board under the Restated Declaration to involuntarily redeem shares is subject to any applicable provisions under the 1940 Act or the rules adopted thereunder. The staff of the Commission takes the position that the 1940 Act prohibits involuntary redemptions; however, the staff has granted enforcement no-action relief for involuntary redemptions in limited circumstances.

The Restated Declaration also clarifies that redemption fees and back-end sales charges may be charged upon redemption.

## PROPOSAL NO. 2d

**Investment in Other Investment Companies.** The Restated Declaration permits each Fund to invest in other investment companies to the extent not prohibited by the 1940 Act, and the rules and regulations thereunder. Recent amendments to the 1940 Act permit mutual funds to invest their assets in one or more registered investment companies so long as certain conditions are met. It is possible that there could be additional changes in law in the future, which will affect mutual funds' ability to invest in other funds. An investment structure where a fund invests its assets in one investment company is sometimes referred to as a "master/feeder" structure. An investment structure where a fund invests all or a portion of its assets in more than one investment company is sometimes referred to as a "fund of funds" structure. Both the master/feeder and fund-of-funds structures attempt to achieve economies of scale and efficiencies in portfolio management by consolidating portfolio management with other investment companies, while permitting a fund to retain its own characteristics and identity. The Restated Declaration will permit the Funds to take advantage of the recent changes in law, as well as any future changes in law or regulation on this topic. Under the Restated Declaration,

the Board has the power to implement a master/feeder, fund-of-funds or other similar structure without seeking shareholder approval.

Although the Board has no intention of changing the structure of the Funds at this time, the Restated Declaration would give the Board the flexibility to implement a master/feeder or fund-of-funds structure for a Fund in the event that they were to determine that such a structure was in the best interests of Fund shareholders. Shareholders of a Fund would be notified if the Board decides to implement such a structure for that Fund in the future.

## PROPOSAL NO. 2e

**Other Changes.** A vote in favor of Proposal No. 2e will authorize the Board to adopt all of the other changes to the Existing Declaration, except for those specifically set forth in Proposal Nos. 2a-2d above. Other changes to the Existing Declaration include:

1. The Restated Declaration clarifies that the principal office of the Trust and the resident agent for the Trust may be changed by the Board without shareholder approval.

2. The Restated Declaration removes provisions relating to the election of Trustees that simply mirror current requirements under applicable laws, and reduces the required number of Trustees from three to two. In addition, the Restated Declaration provides for the automatic retirement of Trustees in accordance with any retirement policy set by the Board or when their terms, if any, expire, and for the retirement of incapacitated Trustees. Further, the Restated Declaration removes the requirement that there be three remaining Trustees in order for the Board to exercise their power to fill vacancies. Finally, the Restated Declaration explicitly permits a Trustee to delegate his or her powers for a limited period of time to another Trustee.

3. The Restated Declaration confirms and clarifies various existing Trustee powers. For example, the Restated Declaration clarifies that, among other things, the Trustees may invest Fund assets in all types of investments including derivatives, may pay Trust or Fund or class expenses out of any assets of the Trust or the applicable Fund or class, and may establish committees consisting of Trustees and others. The Restated Declaration also permits the Board to purchase insurance that would protect the Trustees and officers for actions taken or omitted, including actions or inactions involving willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

4. The Restated Declaration removes many of the provisions relating to the contracts that the Trust may enter into with its service providers, as the 1940 Act already governs many of these contracts, and specifically permits subcontractual arrangements with respect to such services with the consent of the Board. The Restated Declaration also removes certain provisions relating to contracts between the Trust and certain affiliated parties, because these concerns are already addressed by applicable laws, including laws relating to the exercise of fiduciary duties by trustees.

5.  The Restated Declaration permits the Trust to issue shares either with or without par value.

6.  The Restated Declaration updates the provisions relating to the division of the Trust into various series and classes, using the term "class" rather than "sub-series," and gives flexibility to the Board to designate or redesignate series, such as a Fund, to classify and reclassify classes and to make any other changes with respect to a series or class, including terminating a series or class, whether or not shares of the series or class are outstanding, in each case without shareholder approval.  The Restated Declaration also emphasizes that shareholders of a particular Fund are not entitled to share in the assets of any other Fund, nor are they permitted to bring a claim against any other Fund, unless they are also shareholders of that fund.  Finally, the Restated Declaration removes the designation of current series and classes of the Trust to a separate appendix to the Declaration.

7.  The Restated Declaration removes specific provisions relating to the operation of the Trust in order to qualify as a regulated investment company for tax purposes.

8.  The Restated Declaration provides that holders are required to provide information concerning share ownership to the Trust when required by law, and that the Trust is authorized to disclose share holdings when so required by law.

9.  The Restated Declaration provides that shareholders of all Funds generally will vote together on all matters except when the Trustees determine that only shareholders of particular Funds or classes are affected by a particular matter or when applicable law requires shareholders to vote separately by Fund or class.  The Restated Declaration also removes a provision which sets a majority of the shares entitled to be cast on a matter as the highest vote required to approve any action, notwithstanding any applicable law to the contrary.  Finally, the Restated Declaration provides that broker non-votes and abstentions shall not be counted as having voted on a matter.

10. The Restated Declaration removes provisions relating to the holding of shareholder meetings, including quorum requirements, record dates, proxy voting and notice requirements, which provisions are better suited to the Bylaws, which can be easily changed to take advantage of new technologies, such as internet voting, and new regulatory initiatives, such as householding of proxy statements.

11. The Restated Declaration provides that rights to indemnification or insurance cannot be limited retroactively.

12. The Restated Declaration specifically extends certain protections currently granted to the Board, such as the ability to rely in good faith on expert advice, to officers of the Trust as well, and clarifies that officers, like the Trustees, are liable only for their own willful misfeasance, bad faith, gross negligence or reckless disregard of their duties, and not for errors of judgment or mistakes of fact or law.

13. The Restated Declaration provides that shareholders may not bring suit on behalf of a Fund without first requesting that the Board bring such suit unless there would be irreparable injury to the Fund or if a majority of the Trustees have a personal financial interest in the action.  This demand requirement is similar to that currently applicable to corporations in Massachusetts, and under the Existing Declaration, was therefore deemed to be applicable to the Funds. The Restated Declaration also provides that Trustees are not considered to have a personal financial interest by virtue of being compensated for their services as Trustees or as trustees of funds with the same or an affiliated investment adviser or distributor, a change which reflects a change to Massachusetts law.  The effect of this change may be to discourage suits brought against the Funds by shareholders.

14. The Restated Declaration extends the provisions relating to sale of assets and reorganizations to classes of shares.

15. The Restated Declaration would permit the termination of the Trust without shareholder approval, and expands on the procedures to be followed in the event of the termination of a Fund or class or the Trust. The Existing Declaration permits the termination of the Trust without shareholder approval in the event of the sale or transfer of all of the assets of the Trust to another entity.

15. The Restated Declaration substitutes a simple provision that permits a pro rata reduction in the number of shares outstanding of any Fund that holds itself out as a money market fund or a stable value fund in order to maintain the net asset value per share at a constant dollar amount, for a similar but more detailed provision.

16. The Restated Declaration is subject to Massachusetts law, without specific reference to the Massachusetts Business Corporation Law.

## RECOMMENDATION AND REQUIRED VOTE

The shareholders of each Fund will vote separately on these Proposals. With respect to a   Fund, the affirmative vote of the holders of more than 50% of the outstanding voting securities of the Fund on each of Proposals 2a, 2b, 2c, 2d and 2e is required to authorize the Board to adopt the Restated Declaration. If some but not all of these Proposals are approved by each Fund, the Board will adopt only those provisions that have been approved, and if none of these proposals are approved the Existing Declaration will remain in effect.     Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on this Proposal.

**The Board unanimously recommends that shareholders vote FOR all of these Proposals authorizing the Board to adopt the Amended and Restated Agreement and Declaration of Trust.**

## PROPOSAL NO. 3

## TO APPROVE MULTIPLE CHANGES TO FUNDAMENTAL INVESTMENT RESTRICTIONS OF THE TRUST

INTRODUCTION

The shareholders of each Fund will vote separately on each applicable Proposal. The 1940 Act requires investment companies like the Funds to have certain specific investment policies that can be changed only by a shareholder vote. Investment companies may also elect to designate other policies as policies that may be changed only by a shareholder vote. Both types of policies are referred to as "fundamental" policies. Some of the Funds' fundamental investment restrictions were adopted in the past by the Fund to reflect certain regulatory, business or industry conditions which are no longer in effect.

After conducting an analysis of the Funds' fundamental investment restrictions, the Advisor has recommended to the Board that certain fundamental investment restrictions be amended or eliminated to promote the following goals: (i) to clarify the language of the Funds' fundamental investment restrictions; (ii) to simplify the Funds' fundamental investment restrictions by omitting any unnecessary discussion regarding non-fundamental exceptions, explanations or interpretations presently contained in the fundamental investment restrictions; (iii) to eliminate any fundamental investment restrictions which are not required under state securities laws, the 1940 Act, or the positions of the staff of the Commission in interpreting the 1940 Act; and (iv) to conform the fundamental investment restrictions to restrictions which are expected to become standard for all funds managed by the Advisor.

The Advisor believes the proposed amendments to or elimination of certain of the Funds' fundamental investment restrictions as set forth in Proposal 3 will give the Funds the flexibility to change their investment methods in the future without incurring the costs and delay associated with a shareholder vote, and enhance the Advisor or sub-advisors' ability to manage the Funds in changing regulatory or investment environments. In addition, the Advisor believes that standardization of fundamental investment restrictions will promote operational efficiencies and facilitate compliance monitoring.

The Board has reviewed the proposed changes to or elimination of certain of the Funds' fundamental investment restrictions as set forth in Proposals 3a-3t and believes they are in the best interests of the applicable Fund and its shareholders.

## PROPOSAL NO. 3a

### TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO BORROWING MONEY

Proposal 3a is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3a, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to borrowing money state:

> *[The Fund] will not borrow money or mortgage or hypothecate assets of the fund, except that in an amount not to exceed 1/3 of the current value of the fund's net assets, it may borrow money (including through reverse repurchase arrangements, forward roll transactions involving mortgage-backed securities or other investment techniques entered into for the purpose of leverage), and except that it may pledge, mortgage or hypothecate not more*

*than 1/3 of such assets to secure such borrowings, provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, are not considered a pledge of assets for purposes of this restriction and except that assets may be pledged to secure letters of credit solely for the purpose of participating in a captive insurance company sponsored by the Investment Company Institute.*

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to borrowing money
state:

*Each Fund will not borrow money, except (a) as a temporary measure for extraordinary or emergency purposes and then only in amounts not in excess of 10% of the value of the Fund's total assets or (b) pursuant to paragraph (15) [the Fund's investment restriction with respect to when-issued securities] of this section. Each Fund may pledge its assets to the extent of up to 15% of the value of its total assets to secure such borrowings.*

The Institutional Government Income Fund and Money Market Fund's current fundamental investment restrictions with respect to borrowing money state:

*The Fund will not borrow money, except (a) from a bank, provided that immediately after such borrowing there is asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that, when made, such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets. The Fund also will not make any borrowings which would cause outstanding borrowings to exceed one-third of the value of its total assets.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to borrowing money with the following amended fundamental investment restriction:

*The Fund may not engage in borrowing except as permitted by the Investment Company Act of 1940, any rule, regulation or order under the Act or any SEC staff interpretation of the Act.*

The primary purpose of the proposal is to simplify the fundamental investment restriction by omitting an unnecessary discussion of exceptions and explanations to the fundamental investment restriction. The 1940 Act generally permits each Fund to borrow money under the following circumstances:

**Error! Unknown document property name.**

(1) The Fund may borrow an amount equal to or less than 33 1/3% of its total assets (including the amount borrowed) from banks.

(2) The Fund may borrow an amount equal to or less than 5% of its total assets for temporary purposes from any person.

As a matter of current operating policy, as a temporary measure for extraordinary or emergency purposes, the Short Term Government Income Fund and the Intermediate Term Government Income Fund may each borrow money from banks or other persons in an amount not exceeding 10% of its total assets. Each of the High Yield Fund and the Bond Fund may borrow money from banks or other persons in an amount not exceeding 10% of its total assets, as a temporary measure for extraordinary or emergency purposes. Each Fund will not make any additional purchases of portfolio securities if outstanding borrowings exceed 5% of the value of its total assets. Operating policies may be changed by the Board without shareholder approval.

The Advisor believes that the proposed simplification of the fundamental investment restriction will give each Fund the flexibility to respond to future changes in the regulatory or investment environments by changing its operating policies without incurring the costs and delay associated with a shareholder vote. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The proposed change to the investment restrictions of the Short Term Government Income Fund and the Intermediate Term Government Income Fund will allow them to borrow amounts greater than currently permitted. Although the Short Term Government Income Fund and the Intermediate Term Government Income Fund do not plan to change their investment approach, if they were to avail themselves of the new flexibility, there would be additional risks. Purchasing securities with borrowed money amplifies the effect on net asset value of any increase or decrease in the market value of a Fund's portfolio. Also, interest costs associated with borrowings may not be recovered by appreciation of the securities purchased.

For each of the other Funds, the proposed change to its investment restriction is not expected to have any substantial change on its ability to engage in borrowing.

The amended fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3b

### TO CHANGE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO UNDERWRITING SECURITIES

Proposal 3b is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately.  For purposes of the discussion in this Proposal 3b, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to underwriting securities state:

> *[The Fund] will not underwrite securities issued by other persons except insofar as the Funds may technically be deemed an underwriter under the 1933 Act in selling a portfolio security.*

The Short Term Government Income Fund, the Intermediate Term Government Income Fund and the Money Market Fund's current fundamental investment restrictions with respect to underwriting securities state:

*Each Fund will not act as underwriter of securities issued by other persons, either directly or through a majority owned subsidiary. This limitation is not applicable to the extent that, in connection with the disposition of its portfolio securities (including restricted securities), a Fund may be deemed an underwriter under certain federal securities laws.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to underwriting securities states:

*The Fund will not act as underwriter of securities issued by other persons. This limitation is not applicable to the extent that, in connection with the disposition of its portfolio securities (including restricted securities), the Fund may be deemed an underwriter under certain federal securities laws.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to underwriting securities with the following amended fundamental investment restriction:

*The Fund may not underwrite securities issued by other persons, except to the extent that, in connection with the sale or disposition of portfolio securities, the Fund may be deemed to be an underwriter under certain federal securities laws or in connection with investments in other investment companies.*

The primary purpose of the proposal is to clarify that each Fund is permitted to invest in other investment companies even if, as a result of the investment, the Fund could be deemed an underwriter under federal securities laws. The amended fundamental restriction will permit each Fund to employ a master/feeder or fund-of-funds investment structure as permitted by applicable law and the Trust's Agreement and Declaration of Trust as proposed in Proposal 2d of this Proxy. The Advisor believes that the proposed clarification will also enable each Fund to respond to changes in federal securities law or regulatory interpretation thereof without incurring the costs and delay associated with a shareholder vote. With respect to the High Yield Fund and the Bond Fund, the Proposal also expands the stated exception to each Fund's fundamental investment restriction to include being deemed an underwriter under other federal securities laws in addition to the Securities Act of 1933. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The amended fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

**PROPOSAL NO. 3c**

TO CHANGE FUNDAMENTAL INVESTMENT RESTRICTIONS
WITH RESPECT TO LOANS

Proposal 3c is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3c, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to loans state:

> *[The Fund] will not make loans to other persons except: (a) through the lending of a Fund's portfolio securities and provided that any such loans not exceed 30% of the Fund's total assets (taken at market value); (b) through the use of repurchase agreements or the purchase of short-term obligations; or (c) by purchasing a portion of an issue of debt securities of types distributed publicly or privately.*

The Short Term Government Income Fund and the Intermediate Term Government Income Funds' current fundamental investment restrictions with respect to loans state:

> *Each Fund will not make loans to individuals, to any officer or Trustee of the Trust or to its advisor, or to any officer or director of the advisor (each Fund, however, may purchase and simultaneously resell for later delivery obligations issued or guaranteed as to principal and interest by the United States Government or an agency or instrumentality thereof; provided that each Fund will not enter into such repurchase agreements if, as a result thereof, more than 10% of the value of the Fund's total assets at that time would be subject to repurchase agreements maturing in more than seven days). The making of a loan by either Fund does not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other debt securities, whether or not the purchase was made upon the original issuance of the securities.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to loans states:

> *The Fund will not make loans to other persons, except (a) by loaning portfolio securities, or (b) by engaging in repurchase agreements.  For purposes of this limitation, the term "loans" shall not include the purchase of a portion of an issue of U.S. Government obligations.*

The Money Market Fund's current fundamental investment restriction with respect to loans states:

> *The Fund will not make loans to other persons if, as a result, more than one-third of the value of the Fund's total assets would be subject to such loans. This limitation does not apply to (a) the purchase of a portion of an issue of debt securities in accordance with the Fund's investment objective, policies and limitations or (b) engaging in repurchase transactions.*

The Board recommends that shareholders of each Fund vote to replace fundamental investment restriction with respect to loans with the following amended fundamental investment restriction:

> *The Fund may not make loans to other persons except that the Fund may (1) engage in repurchase agreements, (2) lend portfolio securities, (3) purchase debt securities, (4) purchase commercial paper, and (5) enter into any other lending arrangement permitted by the Investment Company Act of 1940, any rule, regulation or order under the act or any SEC staff interpretation of the Act.*

The primary purpose of the proposal is to expand the stated exceptions to each Fund's fundamental investment restriction to include lending arrangements permitted by the 1940 Act, any rule, regulation or order under the 1940 Act or any interpretation of the staff of the Commission of the 1940 Act.  The Advisor believes that the proposed amendment of the fundamental investment restriction will give each Fund the flexibility to respond to future changes in the regulatory or investment environments without incurring the costs and delay associated with a shareholder vote.  Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The proposed new investment restrictions will provide the Funds greater flexibility with respect to lending.  As a matter of current operating policy, the Institutional Government Income Fund will limit the amount of its loans to no more than 25% of its net assets.  Although the Funds do not plan to change their investment approaches, if the Funds were to avail themselves of the new flexibility there would be additional risks such as a delay in recovery of the loaned securities or a loss of rights in the collateral received should the borrower fail financially.

The amended fundamental restriction will become effective immediately upon shareholder approval.  If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

# PROPOSAL NO. 3d

## TO CHANGE FUNDAMENTAL INVESTMENT RESTRICTIONS
## WITH RESPECT TO REAL ESTATE

Proposal 3d is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3d, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to real estate state:

> *[The Fund] will not purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein), in the ordinary course of business (except that the Fund may hold and sell, for the Fund's portfolio, real estate acquired as a result of the Fund's ownership of securities).*

The Short Term Government Income Fund and the Intermediate Term Government Income Funds' current fundamental investment restrictions with respect to real estate state:

> *Each Fund will not purchase, hold or deal in real estate including real estate limited partnership interests.*

The Institutional Government Income Fund and the Money Market Fund's current fundamental investment restrictions with respect to real estate state:

> *The Fund will not purchase, hold or deal in real estate.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to real estate with the following amended fundamental investment restriction:

> *The Fund may not purchase or sell real estate except that the Fund may (1) hold and sell real estate acquired as a result of the Fund's ownership of securities or other instruments, (2) purchase or sell securities or other instruments backed by real estate or interests in real estate, and (3) purchase or sell securities of entities or investment vehicles, including real estate investment trusts, that invest, deal or otherwise engage in transactions in real estate or interests in real estate.*

The primary purpose of the proposal is to clarify the language describing the exceptions to each Fund's fundamental investment restriction. The Advisor believes that the proposed clarification of the fundamental investment restriction will enhance each Fund's ability to pursue its investment methods and facilitate compliance monitoring. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund or the securities or instruments in which each Fund invests.

The amended fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3e

### TO ELIMINATE THE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO OIL, GAS OR MINERAL LEASES

Proposal 3e is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3e, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to oil, gas or mineral leases state:

> *[The Fund] will not purchase or sell interests in oil, gas or mineral leases in the ordinary course of business.*

The Short Term Government Income Fund, the Intermediate Term Government Income Fund and the Institutional Government Income Fund's current fundamental investment restrictions with respect to oil, gas or mineral leases state:

> *The Funds will not purchase oil, gas or other mineral leases or exploration or development programs.*

The Money Market Fund's current fundamental investment restriction with respect to oil, gas or mineral leases states:

> *The Fund will not invest in oil, gas or other mineral explorative or development programs.*

The Board has approved, and recommends that shareholders of each Fund approve, the elimination of each Fund's fundamental investment restriction regarding oil, gas or mineral leases.

The primary purpose of the proposal is to eliminate a fundamental investment restriction that is no longer required under state securities laws or the 1940 Act. Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3f

### TO CHANGE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO COMMODITIES

Proposal 3f is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3f, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to commodities state:

> *[The Fund] will not purchase or sell commodities or commodity contracts (except futures and option contracts) in the ordinary course of business.*

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to commodities state:

> *Each Fund will not purchase, hold or deal in commodities or commodities futures contracts.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to commodities states:

> *The Fund will not purchase, hold or deal in commodities or commodities futures contracts. This limitation is not applicable to the extent that the U.S. Government obligations in which the Fund may otherwise invest would be considered to be such commodities, contracts or investments.*

The Money Market Fund's current fundamental investment restriction with respect to commodities states:

*The Fund will not purchase, hold, or deal in commodities.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to commodities with the following amended fundamental investment restriction:

*The Fund may not purchase or sell physical commodities except that the Fund may (1) hold and sell physical commodities acquired as a result of the Fund's ownership of securities or other instruments, (2) purchase or sell securities or other instruments backed by physical commodities, (3) purchase or sell options, and (4) purchase or sell futures contracts.*

The primary purpose of the proposal is to clarify the language describing the exceptions to each Fund's fundamental investment restriction. The Advisor believes that the proposed clarification of the fundamental investment restriction will enhance each Fund's ability to pursue its investment methods and facilitate compliance monitoring. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund or the securities or instruments in which each Fund invests.

The proposed new investment restriction will provide greater flexibility with respect to futures contracts to the Short Term Government Income Fund, the Intermediate Term Government Income Fund and the Institutional Government Income Fund. Although these Funds do not plan to change their investment approach, if they were to avail themselves of the new flexibility, there would be additional risks because futures contracts may be more volatile or less liquid than more traditional securities.

The amended fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3g

### TO CHANGE FUNDAMENTAL INVESTMENT RESTRICTIONS
### WITH RESPECT TO CONCENTRATION OF INVESTMENTS

Proposal 3g is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3g, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to concentration of investments state:

> *[The Fund] will not concentrate its investments in any particular industry (excluding U.S. Government securities), but if it is deemed appropriate for the achievement of the Fund's investment objective(s), up to 25% of its total assets may be invested in any one industry.*

The Short Term Government Income Fund, the Intermediate Term Government Income Fund and the Money Market Fund's current fundamental investment restrictions with respect to concentration of investments state:

> *Each Fund will not invest more than 25% of its total assets in the securities of issuers in any particular industry; provided, however, that there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government or its agencies or instrumentalities or repurchase agreements with respect thereto.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to concentration of investments states:

> *The Fund will not invest more than 25% of its total assets in a particular industry; this limitation is not applicable to investments in obligations issued by the U.S. Government, its territories and possessions, the District of Columbia and their respective agencies and instrumentalities or repurchase agreements with respect thereto.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to concentration of investments with the following amended fundamental investment restriction:

> *The Fund may not purchase the securities of an issuer (other than securities issued or guaranteed by the United States Government, its agencies or its instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.*

The primary purpose of the proposal is to clarify the language describing the fundamental investment restriction. The Advisor believes that the proposed clarification of the fundamental investment restriction will enhance each Fund's ability to pursue its investment methods and facilitate compliance monitoring. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund

is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The amended fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3h

### TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO ISSUING SENIOR SECURITIES

Proposal 3h is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3h, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to issuing senior securities state:

> *[The Fund] will not issue any senior security (as that term is defined in the 1940 Act) if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated thereunder, provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, are not considered to be the issuance of a senior security for purposes of this restriction.*

The Short Term Government Income Fund, the Intermediate Term Government Income Fund, the Institutional Government Income Fund and the Money Market Fund's current fundamental investment restrictions with respect to issuing senior securities state:

> *The Funds will not issue or sell any senior security as defined by the Investment Company Act of 1940 except insofar as any borrowing that a Fund may engage in may be deemed to be an issuance of a senior security.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to issuing senior securities with the following amended fundamental investment restriction:

> *The Fund may not issue senior securities except as permitted by the Investment Company Act of 1940, any rule, regulation or order under the Act or any SEC staff interpretation of the Act.*

The primary purpose of the proposal is to simplify the fundamental investment restriction by omitting an unnecessary discussion of exceptions and explanations to the fundamental investment restriction. As a matter of current operating policy the following activities will not be considered to be issuing senior securities for purposes of this restriction:

(1)     Collateral arrangements in connection with any type of option, future contract, forward contract, or swap.

(2)     Collateral arrangements in connection with initial and variation margin.

(3)     A pledge, mortgage or hypothecation of a Fund's assets to secure its borrowings.

(4)     A pledge of a Fund's assets to secure letters of credit solely for the purpose of participating in a captive insurance company sponsored by the Investment Company Institute.

Operating policies may be changed by the Board without shareholder approval.

The Advisor believes that the proposed clarification of the fundamental investment restriction will give each Fund the flexibility to respond to future changes in the regulatory or investment environments by changing its operating policies without incurring the costs and delay associated with a shareholder vote. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The amended fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3i

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO AMOUNTS INVESTED IN ONE ISSUER

Proposal 3i is to be voted on by shareholders of the High Yield Fund, the Bond Fund, the Intermediate Term Government Income Fund, the Money Market Fund and the Short Term Government Income Fund voting separately. For purposes of the discussion in this Proposal 3i, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Institutional Government Income Fund.

The High Yield Fund and the Bond Fund's current fundamental investment restrictions with respect to amounts invested in one issuer state:

> *With respect to 75% of its total assets taken at market value, [the Fund] will not invest in assets other than cash and cash items (including receivables), U.S. Government securities, securities of*

*other investment companies and other securities for purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer.*

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to amounts invested in one issuer state:

> *Each Fund will not purchase the securities of any issuer if such purchase at the time thereof would cause more than 25% of the value of a Fund's total assets to be invested in the securities of such issuer (the foregoing limitation does not apply to investments in government securities as defined in the Investment Company Act of 1940).*

The Money Market Fund's current fundamental investment restriction with respect to amounts invested in one issuer states:

> *The Fund will not purchase the securities of any issuer if such purchase at the time thereof would cause more than 5% of the value of its total assets to be invested in the securities of such issuer (the foregoing limitation does not apply to investments in government securities as defined in the Investment Company Act of 1940).*

The Board has approved, and recommends that shareholders of each Fund approve the elimination of each Fund's fundamental investment restriction regarding amounts invested in one issuer.

The diversification requirements set forth in this restriction are based on the diversification requirements for a "diversified company" under the 1940 Act. As a diversified investment company, each Fund must comply with these diversification requirements unless it changes its classification under the 1940 Act to a "non-diversified" management investment company. A Fund cannot change its classification under the 1940 Act without a shareholder vote. Therefore the foregoing investment restriction is redundant and unnecessary. In addition, elimination of this investment restriction at the present time would enable each Fund to take advantage of a future amendment to the 1940 Act or a new rule that liberalizes the diversification requirements without having to incur the expense and delay of obtaining shareholder approval of a similar change to the Fund's investment restriction with respect to diversification. Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3j

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO MARGIN PURCHASES

Proposal 3j is to be voted on by shareholders of the Intermediate Term Government Income Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3j, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to margin purchases state:

> *Each Fund will not purchase securities or evidences of interest thereon on "margin," except that the Funds may obtain such short-term credit as may be necessary for the clearance of purchases and sales or redemption of securities.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to margin purchases states:

> *The Fund will not purchase securities or evidences of interest thereon on "margin." This limitation is not applicable to short-term credit obtained by the Fund for the clearance of purchases and sales or redemptions of securities.*

The Board has approved, and recommends that shareholders of the Funds approve, the elimination of the Funds' fundamental investment restrictions regarding margin purchases. The primary purpose of the Proposal is to eliminate a fundamental investment restriction that is not required under the positions of the staff of the Commission in interpreting the 1940 Act. The position of the staff of the Commission may, however, impose restrictions on the Funds' ability to engage in margin purchases. Elimination of the investment restriction would provide the Funds with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which the Funds are managed, the investment performance of the Funds, or the securities or instruments in which the Funds invest.

The proposed elimination of the investment restriction would provide the Funds with greater flexibility with respect to purchasing securities on margin. Although the Funds do not plan to change their investment approach, if the Funds were to avail themselves of the new flexibility there would be additional risks, such as loss of the assets deposited on margin. In addition, securities typically purchased on margin (i.e., futures contracts) may be more volatile or less liquid than more traditional securities.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3k

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO SHORT SALES

Proposal 3k is to be voted on by shareholders of the Intermediate Term Government Income Fund and the Short Term Government Income Fund voting separately. For purposes of the discussion in this Proposal 3k, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to short sales state:

*Each Fund will not sell any securities short.*

The Board has approved, and recommends that shareholders of the Funds approve, the elimination of the Funds' fundamental investment restriction regarding short sales. The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under the 1940 Act. The position of the staff of the Commission may, however, impose restrictions on the Funds' ability to engage in short sales. Elimination of the investment restriction would provide the Funds with the flexibility to change their investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which the Funds are managed, the investment performance of the Funds, or the securities or instruments in which the Funds invest.

The proposed elimination of the investment restriction will provide the Funds with greater flexibility with respect to short sales. Although the Funds do not plan to change their investment approach, if the Funds were to avail themselves of the new flexibility there would be additional risks. Positions in shorted securities are more risky than long positions (purchases) in securities because the maximum sustainable loss on a security purchased long is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum sustainable loss on a shorted security because there

**Error! Unknown document property name.**

is no limit as to how much the shorted security purchased can appreciate in value   Also, if a Fund's margin account falls below the required levels of asset coverage or if the broker from whom the stock was borrowed for a position requires that stock to be repaid, then the Fund could be forced to cover short positions earlier than the Fund otherwise would.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval.  If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3l

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS
### WITH RESPECT TO ILLIQUID INVESTMENTS

Proposal 3l is to be voted on by shareholders of the Intermediate Term Government Income Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately.  For purposes of the discussion in this Proposal 3l, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to illiquid investments state:

> *Each Fund will not purchase securities for which there are legal or contractual restrictions on resale or enter into a repurchase agreement maturing in more than seven days if, as a result thereof, more than 10% of the value of the Fund's total assets would be invested in such securities.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to illiquid investments states:

> *The Fund will not invest more than 10% of its net assets in Securities for which there are legal or contractual restrictions on resale and other illiquid securities.*

The Board has approved, and recommends that shareholders of the Funds approve, the elimination of the Funds' fundamental investment restriction regarding illiquid investments.  The positions of the staff of the Commission generally permit a fund to invest up to 15% of the value of its net assets in illiquid securities.  As a matter of current operating policy, in conformance with the positions of the Staff in interpreting the 1940 Act, the Short Term Government Income Fund and the Intermediate Term Government Income Fund do not invest more than 10% of their net assets in securities that are illiquid or otherwise not readily marketable and the Institutional Government

**Error! Unknown document property name.**

Income Fund is not permitted to purchase any such security. Operating policies may be changed by the Board without shareholder approval. The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under state securities laws or the 1940 Act. Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which the Funds are managed, the investment performance of the Funds, or the securities or instruments in which the Funds invest.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3m

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO INVESTING FOR CONTROL

Proposal 3m is to be voted on by shareholders of the Intermediate Term Government Income Fund and the Short Term Government Income Fund voting separately. For purposes of the discussion in this Proposal 3m, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to investing for control state:

> *Each Fund will not invest in companies for the purpose of exercising control or management.*

The Board has approved, and recommends that shareholders of each Fund approve, the elimination of each Fund's fundamental investment restriction regarding investing for control. The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under the 1940 Act. Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3n

## TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS
## WITH RESPECT TO OTHER INVESTMENT COMPANIES

Proposal 3n is to be voted on by shareholders of the Intermediate Term Government Income Fund, the Short Term Government Income Fund and the Institutional Government Income Fund voting separately.  For purposes of the discussion in this Proposal 3n, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to other investment companies state:

> *Each Fund will not purchase securities issued by any other investment company or investment trust except (a) by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchase other than customary brokers' commissions or (b) where such purchase, not made in the open market, is part of a plan of merger or consolidation or acquisition of assets; provided that each Fund shall not purchase the securities of any investment companies or investment trusts if such purchase at the time thereof would cause more than 10% of the value of the Fund's total assets to be invested in the securities of such issuers, and provided further, that each Fund shall not purchase securities issued by any other open-end investment company.*

The Institutional Government Income Fund's current fundamental investment restriction with respect to other investment companies states:

> *The Fund will not invest more than 5% of its total assets in the securities of any investment company and will not invest more than 10% of its total assets in securities of other investment companies.*

The Board has approved, and recommends that shareholders of the Funds approve, the elimination of the Funds' fundamental investment restriction regarding other investment companies.  The limitations contained in this investment restriction are based on the limitations set forth in Section 12(d) of the 1940 Act.  Because the Trust is a "registered investment company," each Fund must comply with the Section 12(d) limitations when it invests in other investment companies.  Therefore, the foregoing investment restriction is redundant and unnecessary.  In addition, elimination of this investment restriction will enable Funds to take advantage of certain provisions of the 1940 Act that permit the Funds to implement (1) a master/feeder structure, in which a fund invests its assets in a single investment company with similar objectives and

policies, or (2) a fund-of-funds structure, in which a fund invests all or a portion of its assets in more than one investment company.  Although the Trustees have no intention of changing the structure of the Funds at this time, elimination of the investment restriction would give the Trustees the flexibility to implement a master/feeder or fund-of funds structure for the Funds in the event that they were to determine that such a structure was in the best interests of Fund shareholders.  Elimination of this investment restriction will also enable the Funds to take advantage of a future amendment to the 1940 Act or a new exemptive rule or order that liberalizes the Section 12(d) limitations without having to incur the expense and delay of obtaining shareholder approval of a similar change to the Funds' corresponding investment restriction.

As a matter of current operating policy, the Funds are not permitted to acquire securities issued by other investment companies.  Operating policies may be changed by the Board without shareholder approval.  Elimination of this fundamental investment restriction is not expected to affect the way in which the Funds are currently managed, the investment performance of the Funds, or the securities or instruments in which the Funds currently invest.  If a Fund invests in another investment company, the Fund's investment will be subject to the investment risks associated with the investment strategies of the other investment company.  In addition, the Fund must bear the management and other fees of the investment company, in addition to its own expenses.  As a result, the portfolio may be exposed to duplicate expenses which could lower its value.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval.  If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

**PROPOSAL NO. 3o**

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO SECURITIES OF ONE CLASS

Proposal 3o is to be voted on by shareholders of the Intermediate Term Government Income Fund and the Short Term Government Income Fund voting separately.  For purposes of the discussion in this Proposal 3o, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to securities of one class state:

> *Each Fund will not purchase the securities of any issuer if such purchase at the time thereof would cause 10% of any class of securities of such issuer to be held by a Fund, or acquire more than 10% of the outstanding voting securities of such issuer. (All outstanding bonds and other evidences of indebtedness shall be deemed to be a single class of*

*securities of the issuer, and all kinds of stock of an issuer preferred over the common stock as to dividends or liquidation shall be deemed to constitute a single class regardless of relative priorities, series designations, conversion rights and other differences.)*

The Board has approved, and recommends that shareholders of the Funds approve, the elimination of the Funds' fundamental investment restriction with respect to securities of one class. The primary purpose of the proposal is to eliminate a fundamental investment restriction that is no longer required under state securities laws. Elimination of the investment restriction would provide the Funds with the flexibility to change their investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which the Funds are managed, the investment performance of the Funds, or the securities or instruments in which the Funds invest.

The elimination of the fundamental restriction will become effective or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3p

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO PLEDGING

Proposal 3p is to be voted on by shareholders of the Institutional Government Income Fund voting separately. For purposes of the discussion in this Proposal 3p, the Fund will be referred to individually as the "Fund".

The Institutional Government Income Fund's current fundamental investment restriction with respect to pledging states:

> *The Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any security owned or held by the Fund except as may be necessary in connection with borrowings. The Fund will not mortgage, pledge or hypothecate more than one-third of its assets in connection with borrowings.*

The Board has approved, and recommends that shareholders of the Fund approve, the elimination of the Fund's fundamental investment restriction regarding pledging. The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under state securities laws or the 1940 Act. The positions of the staff of the Commission may, however, impose restrictions on the Fund's ability to engage in pledging. Elimination of the investment restriction would provide the Fund with the flexibility to change its investment methods in the future without incurring the costs and

delay associated with a shareholder vote.  Elimination of the fundamental investment restriction is not expected to affect the way in which the Fund is managed, the investment performance of the Fund, or the securities or instruments in which the Fund invests.

The proposed elimination of the investment restriction will provide the Fund with greater flexibility with respect to pledging.  Although the Fund has never and does not intend to ever engage in pledging and does not plan to change its investment approach, if the Fund were to avail itself of the new flexibility there would be additional risks present.  Purchasing securities with borrowed money amplifies the effect on net asset value of any increase or decrease in the market value of the Fund's portfolio.  Also, interest costs associated with borrowings may not be recovered by appreciation of the securities purchased.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval.  If the proposal is not approved by the shareholders of the Fund, the Fund's current restriction will remain unchanged.

# PROPOSAL NO. 3q

## TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS
## WITH RESPECT TO OPTIONS

Proposal 3q is to be voted on by shareholders of the Intermediate Term Government Income Fund, the Short Term Government Income Fund and the Money Market Fund voting separately.  For purposes of the discussion in this Proposal 3q, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund, the Intermediate Term Government Income Fund and the Money Market Fund's current fundamental investment restrictions with respect to options states:

> *Each Fund will not engage in the purchase or sale of put or*
> *call options.*

The Board has approved, and recommends that shareholders of each Fund approve, the elimination of each Fund's fundamental investment restriction regarding options.  The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under state securities laws or the 1940 Act.  Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote.  Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The proposed elimination of the investment restriction will provide the Funds greater flexibility with respect to options.  Although these Funds do not plan to change their investment approach, if they were to avail themselves of the new flexibility, there would be additional risks because options may be more volatile or less liquid than more traditional securities.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval.  If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

# PROPOSAL NO. 3r

## TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS
## WITH RESPECT TO SHORT SALES AND OPTIONS

Proposal 3r is to be voted on by shareholders of the Institutional Government Income Fund voting separately.  For purposes of the discussion in this Proposal 3r, the Fund will be referred to individually as the "Fund."

The Institutional Government Income Fund's current fundamental investment restriction with respect to short sales and options states:

> *The Fund will not sell any securities short or sell put and call options. This limitation is not applicable to the extent that sales by the Fund of securities in which the Fund may otherwise invest would be considered to be sales of options.*

The Board has approved, and recommends that shareholders of the Fund approve, the elimination of the Fund's fundamental investment restriction regarding short sales and options. The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under state securities laws or the 1940 Act. The position of the staff of the Commission may, however, impose restrictions on the Fund's ability to engage in short sales. Elimination of the investment restriction would provide the Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which the Funds is managed, the investment performance of the Fund, or the securities or instruments in which the Fund invests.

The proposed elimination of the investment restriction will provide the Funds with greater flexibility with respect to short sales and options. Although the Fund does not plan to change its investment approach, if the Fund were to avail itself of the new flexibility there would be additional risks. Positions in shorted securities are more risky than long positions (purchases) in securities because the maximum sustainable loss on a security purchased long is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum sustainable loss on a shorted security because there is no limit as to how much the shorted security purchased can appreciate in value   Also, if the Fund's margin account falls below the required levels of asset coverage or if the broker from whom the stock was borrowed for a position requires that stock to be repaid, then the Fund could be forced to cover short positions earlier than the Fund otherwise would.   In addition, options may be more volatile or less liquid than more traditional securities.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of the Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3s

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS
### WITH RESPECT TO COMMON STOCKS

Proposal 3s is to be voted on by shareholders of the Short Term Government Income Fund and the Intermediate Term Government Income Fund voting separately.

For purposes of the discussion in this Proposal 3s, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to common stocks state:

*Each Fund will not invest in common stocks.*

The Board has approved, and recommends that shareholders of each Fund approve, the elimination of each Fund's fundamental investment restriction regarding common stocks.

The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under state securities laws or the 1940 Act.  In addition, because the Short Term Government Income Fund is a money market fund, it is not permitted to purchase common stocks.  Therefore, the foregoing investment restriction is redundant and unnecessary.  Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote.  Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The proposed elimination of the investment restriction will provide the Funds with greater flexibility with respect to investing in common stocks.  Although the Funds do not plan to change their investment approach, if the Funds were to avail themselves of the new flexibility, there would be additional risks present, such as market risks and fluctuations in value due to earning, economic conditions and other factors beyond the control of the Advisor.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval.  If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## PROPOSAL NO. 3t

### TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO WHEN-ISSUED PURCHASES

Proposal 3t is to be voted on by shareholders of the Short Term Government Income Fund and the Intermediate Term Government Income Fund voting separately.  For purposes of the discussion in this Proposal 3t, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The Short Term Government Income Fund and the Intermediate Term Government Income Fund's current fundamental investment restrictions with respect to when-issued purchases state:

> *The Funds will not make any commitment to purchase securities on a when-issued basis except that the Intermediate Term Government Income Fund may make such commitments if no more than 20% of the Fund's net assets would be so committed.*

The Board has approved, and recommends that shareholders of each Fund approve, the elimination of each Fund's fundamental investment restriction regarding when-issued purchases.

The primary purpose of the proposal is to eliminate a fundamental investment restriction that is not required under state securities laws or the 1940 Act. The position of the staff of the Commission may, however, impose restrictions on the Funds' ability to purchase securities on a when-issued basis. Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The proposed elimination of the investment restriction will provide the Funds with greater flexibility with respect to when-issued purchases. As a matter of current operating policy, the Intermediate Term Government Income Fund will not invest more than 20% of its net assets in securities purchased on a when-issued basis. Operating policies may be changed by the Board without shareholder approval. Although the Funds do not plan to change their investment approach, if the Funds were to avail themselves of the new flexibility, there would be additional risks, such as committing to purchase securities before all the specific information about the securities is known.

The elimination of the fundamental restriction will become effective immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

## RECOMMENDATION AND REQUIRED VOTE

The Board has reviewed the proposed changes to the fundamental investment restrictions and believes them to be in the best interest of each Fund and its shareholders.

The shareholders of each Fund will vote separately on each of Proposals 3a-3t. With respect to each Fund, approval of Proposal 3a-3t requires an affirmative vote of the holders of the lesser of (a) 67% or more of the voting securities of a Fund present at the meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund.

Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum.  Abstentions and broker non-votes have the effect of a negative vote on each of Proposals 3a-3t.

**The Board unanimously recommends that shareholders vote FOR the proposal to change the fundamental investment restrictions of the Trust.**

ADDITIONAL INFORMATION

SHARE OWNERSHIP INFORMATION

**General Information.**  As of April 8, 2002, there were 236,941,741.568 outstanding shares of the Trust.

**5% Beneficial Ownership Information.**  As of April 8, 2002, the following persons were known by the Trust to own 5% or more of the outstanding shares of the indicated Fund:

| Name and Address of Record Owner | Number of Shares | Percent of Total |
|---|---|---|
| **High Yield Fund** | | |
| Western-Southern Life Assurance Co.<br>400 Broadway<br>Cincinnati, OH 45202 | 596,245.558 | 60.955% |
| Western & Southern Life Insurance Co.<br>400 Broadway<br>Cincinnati, OH 45202 | 215,734.876 | 22.055% |
| Total High Yield Fund Shares | 978,172.275 | |
| **Bond Fund** | | |
| Western & Southern Life Insurance Co.<br>400 Broadway<br>Cincinnati, OH 45202 | 1,723,876.602 | 43.172% |
| Link & Co<br>P.O. Box 630074<br>Cincinnati, OH | 1,575,640.709 | 39.460% |
| Total Bond Fund Shares | 3,993,002.408 | |
| **Intermediate Term Government Fund** | | |
| Scudder Trust Co.<br>FBO 063007<br>Attn: Asset Recon<br>P.O. Box 1757<br>Salem, NH 03079 | 262,645.043 | 8.417% |
| Total Intermediate Term<br> Government Fund Shares | 3,120,561.682 | |
| **Money Market Fund** | | |
| Link & Co<br>P.O. Box 630074<br>Cincinnati, OH | 11,383,568.820 | 13.119% |
| National Investor Services Corp.<br>for Exclusive Benefit of Our Customers<br>55 Water St., 32nd Floor<br>New York, NY 10041 | 7,465,712.650 | 8.604% |

| | | |
|---|---|---|
| Fort Washington Private Investors III<br>420 East Fourth St.<br>Cincinnati, OH  45202 | 6,979,713.130 | 8.044% |
| Fort Washington Private Equity Investors II<br>420 East Fourth St.<br>Cincinnati, OH  45202 | 6,954,874.380 | 8.015% |
| Trust Company of America FBO<br>P.O. Box 6503<br>Englewood, CO  80155 | 6,934,636.000 | 7.992% |
| Total Money Market Fund Shares | 86,770,042.443 | |

**Institutional Government Fund**

| | | |
|---|---|---|
| Scudder Trust Company<br>FBO 063007<br>Attn:  Asset Recon<br>P.O. Box 1757<br>Salem, NH  03079 | 16,473,889.520 | 23.576% |
| Total Institutional Government Fund Shares | 69,877,015.16 | |

No other person owned of record and, according to information available to the Trust, no other person owned beneficially, 5% or more of the outstanding shares of a Fund on the record date.

**Share Ownership of Trustees and Officers.**  As of April 8, 2002, no Officers or Trustees of the Trust were known by the Trust to be record owners of 1% or more of the outstanding shares of any Fund.

INVESTMENT ADVISOR AND OTHER SERVICE PROVIDERS

Touchstone Advisors, Inc., located at 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, serves as the investment advisor to the Fund.

Touchstone Securities, Inc. (the "Underwriter") serves as the principal underwriter of the shares of the Fund.  The address of the Underwriter is 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.  For the period from January 1, 2001, through December 31, 2001, the Underwriter received $14,586 in underwriting commissions from the Trust.

The Advisor is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company ("WSLAC").  The Underwriter is a wholly-owned subsidiary of WSLAC.  The address of

WSLAC is 400 Broadway, Cincinnati, Ohio 45202. WSLAC is a stock life insurance company organized under the laws of the State of Ohio on December 1, 1980. WSLAC is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, a stock life insurance company originally organized under the laws of the State of Ohio on February 23, 1888 ("WSLIC"). WSLIC is wholly owned by an Ohio-domiciled intermediate holding company, Western-Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western-Southern Mutual Holding Company. WSLAC is in the business of issuing insurance and annuity contracts.

The following officers of the Trust hold positions with the Advisor and the Underwriter.

| Name | Position with Trust | Position with Touchstone Advisors | Position with Touchstone Securities |
|------|---------------------|-----------------------------------|-------------------------------------|
| Jill T. McGruder | Trustee, President | Director, President and Chief Executive Officer | Director, President and Chief Executive Officer |
| Terrie A. Wiedenheft | Controller | Chief Financial Officer | Chief Financial Officer |

Integrated Fund Services, Inc. serves as the administrator and fund accounting agent for the Trust. The address of Integrated is 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

PROXY SOLICITATION

The principal solicitation of proxies will be by mail, but proxies may be solicited by telephone, facsimile, internet and personal contact by directors, officers and regular employees of the Advisor. In addition, Management Information Services Corp. ("MIS") has been engaged to assist in the distribution, tabulation and solicitation of proxies. As the special meeting date approaches, a representative of the Advisor, or its affiliates, or MIS may contact shareholders whose votes have not yet been received. All costs associated with the preparation, filing and distribution of this Proxy Statement, the solicitation and the meeting will be borne by the Advisor. The anticipated cost of the proxy solicitation is approximately $21,600, of which approximately $6,500 is for printing, and $15,100 will be paid to MIS. As necessary, the Advisor will engage D.F. King & Co., Inc. to assist with proxy solicitation at a projected fee of $2,500 plus reasonable expenses.

**Error! Unknown document property name.**

CERTAIN VOTING MATTERS

Only shareholders of record on April 8, 2002 (the "record date") are entitled to be present and to vote at the special meeting or any adjourned meeting. Each share of a Fund is entitled to one vote and each fractional share is entitled to a proportionate share of one vote.

The persons named in the accompanying proxy will vote as directed by the proxy. If a proxy is signed and returned but does not give voting directions, it will be voted for the approval of the Proposals described in this Proxy Statement.

If a shareholder signs and returns a proxy but abstains from voting, the shares represented by the proxy will be counted as present and entitled to vote for purposes of determining a quorum at the meeting, but the abstention will have the effect of a vote against each proposal.

If a broker indicates on a proxy that it does not have discretionary authority as to certain shares, those shares will be counted as present at the meeting for quorum purposes but not entitled to vote and thus will also have the effect of a vote against each proposal.

A shareholder may revoke the accompanying proxy at any time before its use by filing with the Secretary of the Trust a written revocation or duly executed proxy bearing a later date. The proxy will not be voted if a shareholder is present at the meeting and elects to vote in person. Attendance at the meeting alone will not serve to revoke the proxy.

PORTFOLIO TRANSACTIONS

The Trust does not allocate its portfolio brokerage on the basis of the sale of its shares, although brokerage firms whose customers purchase shares of the Fund may participate in brokerage commissions. During the period from January 1, 2001, through December 31, 2001, brokerage transactions were not placed with any person affiliated with any Fund, the Trust, or the Advisor.

SHAREHOLDER PROPOSALS

The meeting is a special meeting of shareholders. The Trust is not required to, nor does it intend to, hold regular annual meetings of Fund shareholders. Any shareholders who wish to submit proposals for consideration at a subsequent shareholder meeting should submit written proposals to the Trust at 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202 so that the proposals are received within a reasonable period of time prior to the meeting. Timely submission of a proposal does not guarantee its consideration at the meeting.

OTHER MATTERS TO COME BEFORE THE MEETING

The Trust's management does not know of any matters to be presented at the meeting other than those described in this Proxy Statement. If other business should properly come before the meeting, the proxyholders will vote thereon in their discretion.

PLEASE COMPLETE THE ENCLOSED PROXY CARD(S) AND RETURN THE CARD(S) BY JUNE 4, 2002 IN THE ENCLOSED SELF-ADDRESSED, POSTAGE-PAID ENVELOPE.

April __, 2002                    By Order of the Board of Trustees of the Trust.
Cincinnati, Ohio                    Tina Hosking, Secretary

TOUCHSTONE INVESTMENT TRUST

*AMENDED AND* RESTATED AGREEMENT AND DECLARATION OF TRUST

The Agreement and Declaration of Trust initially made in Bedford, Massachusetts on December 7, 1980 *under the name "Midwest Income Trust", as restated as of August 26, 1993, and as heretofore amended is hereby further amended and restated in its entirety* as of *this _____day of _____*2002 *to provide as follows*:

WITNESSETH:

WHEREAS, this Trust has been formed to carry on the business of an **investment company; and**

WHEREAS, this Trust has also been formed to succeed to the business of Midwest Income Investment Company, an Ohio Corporation; and

WHEREAS, the Trustees have agreed to manage all property coming into their hands as trustees of a Massachusetts business trust in accordance with the provisions hereinafter set forth.

NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities and other assets which they may from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of shares of beneficial interest in this Trust as hereinafter set forth.

ARTICLE I

NAME AND DEFINITION

SECTION 1.1.    NAME *AND ADDRESS*.  This Trust shall be known as "Touchstone Investment Trust" and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.  Until otherwise determined, the principal place of business of the Trust is 221 East Fourth Street, Cincinnati, Ohio 45202.  The Trust's resident agent in Massachusetts is CT Corporation System, 101 Federal Street, Boston, Massachusetts 02110.  *The Trustees, without a vote of Shareholders, may change the principal place of business or the Trust's resident agent.*

SECTION 1.2    DEFINITIONS.  Whenever used herein, unless otherwise required by the context or specifically provided:

(a)      t*T*he "Trust" refers to the Massachusetts business trust established by this *Amended and* Restated Agreement and Declaration of Trust, as amended from time to time;

(b)      "Trustees" refers to the Trustees of *means the persons who have signed* the Trust named herein or elected *Declaration, so long as they shall continue* in *office in* accordance with Article III *the terms hereof, and all other persons who may from time to time be duly elected or appointed, qualified and serving as Trustees in accordance with the provisions hereof, and reference herein to a Trustee or the Trustees shall refer to such person or persons in their capacity as trustees hereunder*;

(c)      "Shares" refers to the transferable units of interest into which the beneficial interest in the Trust or any Series *or Class of shares* of the Trust (as the context may require) shall be

divided from time to time *in accordance with the terms hereof. The term "Shares" includes fractions of Shares as well as whole Shares*;

(d) "Series" refers to Series of Shares established and designated under or in accordance with the provisions of Article IV;

(e) "Shareholder" means a record owner of Shares;

(f) t*T*he "1940 Act" refers to the Investment Company Act of 1940 ~~and~~, the Rules and Regulations thereunder *and any applicable order of the Commission*, all as amended from time to time;

(g) "Commission" shall have the meaning given it in the 1940 Act;

(h) "~~Restated~~ Declaration of Trust" *or "Declaration*" shall mean this *Amended and* Restated Agreement and Declaration of Trust as amended or restated from time to time; ~~and~~

(i) "Bylaws" shall mean the Bylaws of the Trust as amended from time to time~~.~~*;*

*(j) "Class" refers to any Class of Shares established and designated under or in accordance with the provisions of Article IV hereof; and*

*(k) "Majority Shareholder Vote" has the same meaning as the phrase "vote of a majority of the outstanding voting securities" as defined in the 1940 Act, except that such term may be used herein with respect to the Shares of the Trust as a whole or the Shares of any particular Series or Class, as the context may require, and except that each Share shall have one vote for each dollar of net asset value as provided in Article V hereof.*

ARTICLE II

PURPOSE OF TRUST

The purpose of the Trust is to operate as an investment company, to offer Shareholders one or more investment programs primarily in securities and ~~debt~~ *financial* instruments and to transact any or all lawful business.

ARTICLE III

THE TRUSTEES

## SECTION 3.1     NUMBER, DESIGNATION, ELECTION, TERM, ETC.

~~(a)     Initial Trustees. Upon execution of this Restated Declaration of Trust or a counterpart hereof, each of the following has agreed to continue to be a Trustee of the Trust and to be bound by the provisions hereof:~~

~~Gary W. Heldman, 4545 Malsbary Road, Cincinnati, OH 45242~~
~~David A. Jones, 80 Maiden Lane, New York, NY 10038~~
~~James C. Krumme, 2121 Alpine Place, Cincinnati, OH 45206~~
~~H. Jerome Lerner, 4700 Smith Road, Suite Q, Cincinnati, OH 45212~~
~~Robert H. Leshner, 312 Walnut Street, Cincinnati, OH 45202~~
~~Oscar P. Robertson, 4293 Muhlhauser Road, Fairfield, OH 45014~~
~~G. William Rohde, 7201 Snider Road, Mason, OH 45040~~
~~Bruce J. Simpson, 1117 Dunstan Road, Geneva IL 60134~~

(b*a*)  Number.  The Trustees *then* serving as such~~, whether named above or hereafter becoming a Trustee,~~ may increase or decrease (to not less than ~~three~~ *two*) the number of Trustees to a number other than the number theretofore determined.  No decrease in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term, but the number of Trustees may be decreased in conjunction with the removal *or retirement* of a Trustee pursuant to ~~subsection (e)~~ *the terms* of this Section 3.1.

*(b)*  ~~(c)~~ Term.  ~~Each~~ *Subject to the provisions set forth below, and subject to the applicable provisions of the 1940 Act, each* Trustee shall serve as a Trustee during the lifetime of the Trust and until its termination as hereinafter provided or until such Trustee sooner dies, resigns, retires or is removed *or the election and qualification of his successor, provided however that any Trustee who has served to the end of his term of office as has been established pursuant to any written policy adopted from time to time by at least two-thirds of the Trustees shall, automatically and without action of such Trustee or the remaining Trustees, be deemed to have retired in accordance with the terms of such policy, effective as of the date determined in accordance with such policy*.  The Trustees may elect their own successors and may, pursuant to Section 3.1(~~f~~*g*) hereof, appoint Trustees to fill vacancies.~~; provided that, immediately after filling a vacancy, at least 2/3 of the Trustees then holding office shall have been elected to such office by the Shareholders at an annual or special meeting.  If at any time less than a majority of the Trustees then holding office were so elected, the Trustees shall forthwith cause to be held as promptly as possible, and in any event within 60 days, a meeting of Shareholders for the purpose of electing Trustees to fill any existing vacancies.~~

*(c)*  ~~(d)~~ Resignation and Retirement.  Any Trustee may resign his trust or retire as a ~~T~~*t*rustee, by written instrument signed by him and delivered to the other Trustees or to any officer of the Trust, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument.

*(d)*  *Mandatory Retirement.  Any Trustee who has attained a mandatory retirement age established pursuant to any written policy adopted from time to time by at least two-thirds of the Trustees shall, automatically and without action of such Trustee or the remaining Trustees, be deemed to have retired in accordance with the terms of such policy, effective as of the date determined in accordance with such policy.*

*(e)*  *Incapacitation.  Any Trustee who has become incapacitated by illness or injury, as determined by a majority of the other Trustees in their reasonable judgment, may be retired by written instrument signed by a majority of the other Trustees, specifying the date of his or her retirement.*

(e*f*)  Removal.  Any Trustees may be removed with or without cause at any time: (i) by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date upon which such removal shall become effective, (ii) by vote of the Shareholders holding not less than two-thirds of the *voting power of the* Shares then outstanding, cast in person or by proxy at any meeting called for the purpose, or (iii) by a declaration in writing signed by Shareholders holding not less than two-thirds of the *voting power of the* Shares then outstanding and filed with the Trust. ~~'s Custodian~~.

(f*g*)  Vacancies.  Any vacancy or anticipated vacancy resulting from any reason, including without limitation the death, resignation, retirement, removal or incapacity of any of the Trustees, or resulting from an increase in the number of Trustees by the Trustees may ~~(but so long as there are at least three remaining Trustees, need not~~ unless *otherwise* required by the 1940 Act~~)~~, be filled either by a majority of the remaining Trustees through the appointment ~~in writing~~ of such other person as such remaining Trustees in their discretion shall determine ~~(unless a shareholder election is required by the 1940 Act)~~ or by the election by the Shareholders, at a meeting called for the purpose, of a person to fill such vacancy, and such appointment or election shall be effective upon the written acceptance of the person named therein to serve as a Trustee and agreement by such

person to be bound by the provisions of this ~~Restated~~ Declaration ~~of Trust~~, except that any such appointment or election in anticipation of a vacancy to occur by reason of retirement, resignation, or increase in number of Trustees to be effective at a later date shall become effective only at or after the effective date of said retirement, resignation, or increase in number of Trustees. As soon as any Trustee so appointed or elected shall have accepted such appointment or election and shall have agreed in writing to be bound by this ~~Restated~~ Declaration ~~of Trust~~ and the appointment or election is effective, the Trust estate shall vest in the new Trustee, together with the continuing Trustees, without any further act or conveyance.

(~~g~~*h*) Effect of Death, Resignation, Etc. The death, resignation, retirement, removal, or incapacity of the Trustees, or any one of them, shall not operate to annul or terminate the Trust or to revoke or terminate any existing agency or contract created or entered into pursuant to the terms of this ~~Restated~~ Declaration ~~of Trust~~. *Upon the death, resignation, retirement, removal or incapacity of a Trustee, such Trustee shall automatically cease to have any right, title or interest in any of the Trust property, and the right, title and interest of such Trustee in the Trust property shall vest automatically in the remaining Trustees. Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered. Whenever a vacancy in the number of Trustees shall occur, until such vacancy is filled as provided herein or while any Trustee is incapacitated, the other Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by the Declaration, and only such other Trustees shall be counted for the purposes of the existence of a quorum or the taking of any action to be taken by the Trustees. A written instrument certifying the existence of such vacancy or incapacity signed by a majority of the Trustees shall be conclusive evidence of the existence thereof.*

*(i)* ~~(h)~~ No Accounting. Except to the extent required by the 1940 Act or under circumstances which would justify his removal for cause, no person ceasing to be a Trustee as a result of his death, resignation, retirement, removal or incapacity (nor the estate of any such person) shall be required to make an accounting to the Shareholders or remaining Trustees upon such cessation.

*(j) Delegation of Power to Other Trustees. Any Trustee may, by power of attorney, delegate his power for a period not exceeding six months at any one time to any other Trustee or Trustees; provided that in no case shall fewer than two Trustees personally exercise the powers granted to the Trustees under the Declaration except as otherwise expressly provided herein.*

SECTION 3.2 POWERS OF THE TRUSTEES. Subject to the provisions of this ~~Restated~~ Declaration of Trust, the business of the Trust shall be managed by the Trustees, and they shall have all powers necessary or convenient to carry out that responsibility and the purpose of the Trust. Without limiting the foregoing, the Trustees may adopt Bylaws not inconsistent with this ~~Restated~~ Declaration ~~of Trust providing~~ for the conduct of the business and affairs of the Trust and may amend and repeal them *at any time* to the extent that such Bylaws do not reserve that right to the Shareholders; they may as they consider appropriate elect and remove officers and appoint and terminate agents and consultants and hire and terminate employees, *in each case with or without cause,* any one or more of the foregoing of whom may be a Trustee, and may provide for the compensation of all of the foregoing; they may appoint ~~from their own number,~~ and terminate~~,~~ any one or more committees ~~consisting of two or more Trustees~~, including without implied limitation an executive committee, which may, when the Trustees are not in session and subject to the 1940 Act, exercise some or all of the power and authority of the Trustees as the Trustees may determine; ~~in accordance with Section 3.3 they may employ one or more Advisers Administrators, Depositories and Custodians and may authorize any Depository or Custodian to employ~~

~~subcustodians or agents and to deposit all or any part of assets in a system or systems for the central handling of securities and debt instruments, retain transfer, dividend, accounting or Shareholder servicing agents or any of the foregoing, provide for the distribution of Shares by the Trust through one or more distributors, principal underwriters or otherwise, set record dates or times for the or various of them with respect to various matters; they may compensate or provide for the compensation of the Trustees, officers, advisers, administrators, custodians, other agents, consultants and employees of the Trust or the Trustees on such terms as they deem appropriate~~ *they shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items shall be treated as income and which items as capital*, *and each such determination and allocation shall be conclusive and binding upon Shareholders*; and in general they may delegate to any officer of the Trust, to any committee ~~of the Trustees~~ and to any employee, adviser, administrator, distributor, depository, custodian, transfer and dividend disbursing agent, or any other agent or consultant of the Trust such authority, powers, functions and duties as they consider desirable or appropriate for the conduct of the business and affairs of the Trust, including without implied limitation the power and authority to act in the name of the Trust and of the Trustees, to sign documents and to act as attorney-in-fact for the Trustees.

*The Trustees shall have power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices both within and without The Commonwealth of Massachusetts and within and without the United States of America, and to do all such other things and execute all such instruments as the Trustees deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of the Declaration, the presumption shall be in favor of a grant of power to the Trustees.*

*The enumeration of any specific power herein shall not be construed as limiting the aforesaid power or any other power of the Trustees hereunder. Such powers of the Trustees may be exercised without order of or resort to any court.*

Without limiting the foregoing and to the extent not inconsistent with the 1940 Act or other applicable law, the Trustees shall have power and authority:

(a)     Investments. To *subscribe for, or* invest and reinvest cash and other property *in*, *securities of every nature and kind, U.S. and foreign currencies, any form of gold or other precious metal, commodity contracts, any form of option contract, contracts for the future acquisition or delivery of fixed income or other securities, derivative instruments of every kind, "when-issued" or standby contracts, and all types of obligations or financial instruments of any kind* and to hold cash or other property uninvested without in any event being bound or limited by any present or future law or custom in regard to investments by trustees *or fiduciaries including, without limitation, any law or custom relating to investing in securities or obligations maturing before the possible termination of the Trust*;

(b)     Disposition of Assets. To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

(c)     Ownership Powers. To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities, ~~debt~~ instruments or property; and to execute and deliver proxies or powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities, ~~debt~~ instruments or property as the Trustees shall deem proper;

(d)     Subscription. To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities or ~~debt~~ *other* instruments;

(e)     Form of Holding. To hold any security, ~~debt~~ instrument or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in the name of the Trustees or of

the Trust or in the name of a custodian, subcustodian or other depository or a nominee or nominees or otherwise;

(f)     Reorganization, etc.  To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security or debt instrument of which is or was held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer, and to pay calls or subscriptions with respect to any security or debt instrument held in the Trust;

(g)     Voting Trusts, etc.  To join with other holders of any securities or debt instruments in acting through a committee, depository, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to, any such committee, depository or trustee, and to delegate to them such power and authority with relation to any security or debt instrument (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depository or trustee as the Trustees shall deem proper;

(h)     Compromise.  To *pay, defend,* compromise, arbitrate*, abandon* or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including but not limited to claims for taxes *and to enter into releases, agreements and other instruments*;

(i)     Partnerships, etc.  To enter into joint ventures, general or limited partnerships and any other combinations or associations;

(j)     Borrowing and Security.  To borrow funds and to *issue notes or other instruments in connection therewith and to* mortgage and pledge the assets of the Trust or any part thereof to secure obligations arising in connection with such borrowing;

(k)     Guarantees, etc. To endorse or guarantee the payment of any notes or other obligations of any person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust property or any part thereof to secure any of or all such obligations;

(l)     Insurance.  To purchase and pay for entirely out of Trust property such insurance as they may deem necessary or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, consultants, investment advisers, managers, administrators, distributors, principal underwriters, or independent contractors, or any thereof (or any person connected therewith), of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person in any such capacity, including any action taken or omitted that may be determined to constitute negligence whether or not the Trust would have the power to indemnify such person against such liability; and

(m)     Pensions, etc.  To pay pensions for faithful service, as deemed appropriate by the Trustees, and to adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, *deferred compensation,* savings, thrift and other retirement, incentive and benefit plans, trusts and

provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust.; *and*

*(n)* ***Investment in Other Investment Companies. To either invest all or a portion of the property of the Trust or, as applicable, the property of one or more Series of the Trust, or sell all or a portion of such property and invest the proceeds of such sales, in one or more other investment companies, in each case without any requirement of approval by Shareholders, to the extent not prohibited by the 1940 Act.***

*To carry on any other business in connection with or incidental to any of the foregoing powers, to do everything necessary, proper or desirable for the accomplishment of any purpose or the attainment of any object or the furtherance of any power hereinbefore set forth, and to do every other act or thing incidental or appurtenant to or connected with the aforesaid purposes, objects or powers.* Except as otherwise provided by the 1940 Act or other applicable law, this ~~Restated~~ Declaration ~~of Trust~~ or the Bylaws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees (a quorum, consisting of at least a majority of the Trustees then in office, being present), within or without Massachusetts, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting, or by written consents of a majority of the Trustees then in office *(or such larger or different number as may be required by the 1940 Act or other applicable law).*

SECTION 3.3    CERTAIN CONTRACTS. Subject to compliance with the provisions of the 1940 Act, but notwithstanding any limitations of present and future law or custom in regard to delegation of powers by trustees generally, the Trustees may, at any time and from time to time and without limiting the generality of their powers and authority otherwise set forth herein, enter into one or more contracts with any one or more corporations, trusts, associations, partnerships, limited partnerships, other type of organizations, or individuals ("Contracting Party") to provide for the performance and assumption of some or all of ~~the following~~ *any* services, duties and responsibilities to, for or of the Trust *or any Series or Class thereof* and/or the Trustees, and to provide for the performance and assumption of such other services, duties and responsibilities ~~in addition to those set forth below~~ as the Trustees may determine appropriate:.

(a)    ~~Advisory. Subject to the general supervision of the Trustees and in conformity with the stated policy of the Trustees with respect to the investments of the Trust or of the assets belonging to any Series of Shares of the Trust (as that phrase is defined in subsection (a) of Section 4.2), to manage such investments and assets, make investment decisions with respect thereto, and to place purchase and sale orders for portfolio transactions relating to such investments and assets;~~

(b)    ~~Administration. Subject to the general supervision of the Trustees and in conformity with any policies of the Trustees with respect to the operations of the Trust, to supervise all or any part of the operations of the Trust, and to provide all or any part of the administrative and clerical personnel, office space and office equipment and services appropriate for the efficient administration and operations of the Trust;~~

(c)    ~~Distribution. To distribute the Shares of the Trust, to be principal underwriter of such Shares, and/or to act as agent of the Trust in the sale of Shares and the acceptance or rejection of orders for the purchase of Shares;~~

(d)    ~~Custodian and Depository. To act as depository for and to maintain custody of the property of the Trust and accounting records in connection therewith;~~

**Error! Unknown document property name.**

(e)    ~~Transfer and Dividend Disbursing Agency.  To maintain records of the ownership of outstanding Shares, the issuance and redemption and the transfer thereof, and to disburse any dividends declared by the Trustees and in accordance with the policies of the Trustees and/or the instructions of any particular Shareholder to reinvest any such dividends;~~

(f)    ~~Shareholder Servicing.  To provide service with respect to the relationship of the Trust and its Shareholders, records with respect to Shareholders and their Shares, and similar matters; and~~

(g)    ~~Accounting.  To handle all or any part of the accounting responsibilities, whether with respect to the Trust's properties, Shareholders or otherwise.~~

The same person may be the Contracting Party for some or all of the services, duties and responsibilities to, for and of the Trust *or any Series or Class thereof* and/or the Trustees, and the contracts with respect thereto may contain such terms ~~interpretive of or in addition to the delineation of the services, duties and responsibilities provided for, including provisions~~ that are not inconsistent with the 1940 Act ~~relating to the standard of duty of and the rights to indemnification of the Contracting Party and others,~~ as the Trustees may determine.  *Nothing herein shall preclude, prevent or limit the Trust or*, at the discretion of the Trustees, *a Contracting Party*, *from entering into subcontractual arrangements with respect to services to be rendered hereunder*.

Subject to the provisions of the 1940 Act, the fact that:

(i)    any of the Shareholders, Trustees or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, manager, adviser, principal underwriter or distributor or agent of or for any Contracting Party, or of or for any parent or affiliate of any Contracting Party or that the Contracting Party or any parent or affiliate thereof is a Shareholder or has an interest in the Trust, or that

(ii)    any Contracting Party may have a contract providing for the rendering of any similar services to one or more other corporations, trusts, associations, partnerships, limited partnerships or other organizations, or has other business or interests,

shall not affect the validity of any contract for the performance and assumption of services, duties and responsibilities to, for or of the Trust *or any Series or Class thereof* and/or the Trustees ~~or~~ *and, subject to applicable laws, shall not* disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders~~, provided that in the case of any relationship or interest referred to in the preceding clause (i) on the part of any Trustee or officer of the Trust either (1) the material facts as to such relationship or interest have been disclosed to or are known by the Trustees not having any such relationship or interest and the contract  involved is approved in good faith by a majority of such Trustees not having any such relationship or interest (even though such unrelated or disinterested Trustees are less than a quorum of all of the Trustees), (2) the material facts as to such relationship or interest and as to the contract have been disclosed to or are known by the Shareholders entitled to vote thereon and the contract involved is specifically approved in good faith by vote of the  Shareholders, or (3) the specific contract involved is fair to the Trust as of the time it is authorized,  approved or ratified by the Trustees or by the Shareholders~~.

SECTION 3.4    PAYMENT OF TRUST EXPENSES AND COMPENSATION OF TRUSTEES.  The Trustees are authorized to pay or to cause to be paid out of the ~~principal or income~~ *assets* of the Trust~~, or partly out of principal and partly out of income,~~ and to charge or allocate the same to, between or among such one or more of the Series *or Classes* that may be established and designated pursuant to Article IV *hereof*, as the Trustees deem fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the Trust, or in connection with the management thereof, including, but not limited to, the Trustees' compensation*,* and such expenses and charges for the services of the Trust's officers, employees, ~~investment adviser, administrator, distributor, principal underwriter, auditor, counsel, depository, custodian, transfer agent, dividend disbursing  agent, accounting agent, Shareholder servicing agent, and such other~~ agents, consultants, and independent contractors and such other expenses

and charges as the Trustees may deem necessary or proper to incur. Without limiting the generality of any other provision hereof, the Trustees shall be entitled to reasonable compensation from the Trust for their services as Trustees and may *at their sole discretion,* fix the amount of such compensation.

~~SECTION 3.5     OWNERSHIP OF ASSETS OF THE TRUST.~~

~~Title to all of the assets of the Trust shall at all times be considered as vested in the Trustees.~~

ARTICLE IV

SHARES

SECTION 4.1.     DESCRIPTION OF SHARES.  The beneficial interest in the Trust shall be divided into *transferable* Shares *of beneficial interest*, ~~all~~ *with or* without par value*, which may be divided into one or more Series* and *Classes as provided herein.  The number of Shares authorized hereunder is unlimited*. ~~and of one class, but the Trustees shall have the authority from time to time to divide the class of Shares into two or more Series of Shares (including without limitation those Series  specifically established and designated in Section 4.2), as they deem necessary or desirable, to establish and designate such Series, and to fix and determine the relative rights and preferences as between the different Series of Shares as to right of redemption and the price, terms and manner of redemption, special and relative rights as to dividends and other distributions and on liquidation, sinking or purchase fund provisions, conversion rights, and conditions under which the several Series shall have separate voting rights or no voting rights Except as aforesaid all Shares of the different Series shall be identical.~~

*SECTION 4.2.     ISSUANCE OF SHARES.  The Trustees in their discretion may, from time to time without vote of the Shareholders, issue Shares (including fractional Shares), in addition to the then issued and outstanding Shares and Shares held in the treasury, to such party or parties and for such amount and type of consideration (or for no consideration if pursuant to a share dividend or share split), including cash or property, at such time or times, and on such terms as the Trustees may deem best, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with, the assumption of liabilities) and businesses, and may accept or reject or authorize its distributor or other agents to accept or reject any purchase order.  The Trustees may from time to time divide or combine the Shares of the Trust or of any Series or Class into a greater or lesser number without thereby changing their proportionate beneficial interests in the property allocated or belonging to such Series or Class. All Shares issued pursuant to this Declaration, including, without limitation, Shares issued in connection with a dividend in Shares or a split of Shares shall be fully paid and non-assessable.*

*SECTION 4.3     OWNERSHIP OF SHARES.  The ownership of Shares shall be recorded on the books of the Trust or its transfer or similar agent, which books shall be maintained separately for the Shares of each Series.  No certificates certifying the ownership of Shares need be issued except as the Trustees may otherwise determine from time to time, and, if so issued, may be retired by the Trustees at any time. The Trustees may make such rules as they consider appropriate for the issuance of Share certificates, the use of facsimile signatures, the transfer of Shares and similar matters, and until transferred in accordance with such rules, the holder shown on the books of the Trust with respect to any Shares shall be deemed the Shareholder with respect to such Shares for all purposes hereunder.  The record books of the Trust as kept by the Trust or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Shareholders and as to the number of Shares of each Series and Class held from time to time by each such Shareholder.  No Shareholder shall be entitled to receive payment of any dividend or distribution, nor to have notice given to that Shareholder as provided herein or in the Bylaws, until the Shareholder has given his or her address to the transfer agent or similar agent of the Trust.*

*SECTION 4.4     STATUS OF SHARES AND LIMITATION OF LIABILITY.  The ownership of the Trust property of every description and the right to conduct any business described herein are vested exclusively in the*

*Trustees. Shares shall be deemed to be personal property giving only the rights provided in this instrument. The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights, except as the Trustees may determine with respect to any Series or Class of Shares. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting. It is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a trust. Nothing in the Declaration shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of a joint stock association. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, nor except as specifically provided herein, to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at the time personally agree to pay.*

*SECTION 4.5    SERIES OF SHARES. Shares of the Trust may be divided into Series, the number and relative rights, privileges and preferences of which shall be established and designated by the Trustees, in their discretion, in accordance with the terms of this Section. The Trustees may from time to time exercise their power to authorize the division of Shares into one or more Series by establishing and designating one or more Series of Shares upon and subject to the following provisions:*

*(a)* ~~The Shares of each Series may be issued or reissued from time to time in one or more sub-series ("Sub-Series"), as determined by the Board of Trustees pursuant to resolution. Each Sub-Series shall be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number or title. All Shares within a Sub-Series shall be alike in every particular. All Shares of each Series shall be of equal rank and have the same powers, preferences and rights, and shall be~~ *All Shares of the different Series shall be identical (* subject to ~~the same qualifications, limitations and restrictions without distinction~~ *such variations* between ~~the shares~~ *Classes* of ~~different Sub-Series thereof~~ *Shares as may be permitted hereunder*, except with respect to such differences among such ~~Sub-~~Series as the ~~Board of~~ Trustees shall from time to time ~~determine to be permitted by~~ *approve and as are consistent with* the 1940 Act or other applicable laws. ~~, including differences in the rate or rates of dividends or distributions. The Board of Trustees may from time to time increase the number of Shares allocated to any Sub-Series already created by providing that any unissued Shares of the applicable Series shall constitute part of such Sub-Series, or may decrease the number of Shares allocated to any Sub-Series already created by providing that any unissued Shares previously assigned to such Sub-Series shall no longer constitute part thereof. The Board of Trustees is hereby empowered to classify or reclassify from~~

time to time any unissued Shares of each Series by fixing or altering the terms thereof and by ~~assigning such unissued shares to an existing or newly created Sub-Series. Notwithstanding anything to the contrary in this paragraph the Board of Trustees is hereby empowered (i) to redesignate any issued Shares of any Series by assigning a distinguishing letter, number or title to such shares and (ii) to reclassify all or any part of the issued Shares of any Series to make them part of an existing or newly created Sub-Series.~~

*(b)* The number of *Shares of each Series* authorized *and* ~~Shares~~ that may be issued ~~is~~ *shall be* unlimited. *The Trustees may classify or reclassify any Shares or any Shares of any Series*, *including outstanding Shares* ~~and the Trustees may issue Shares of any Series for such consideration and on such terms as they may determine (or for no consideration if pursuant to a Share dividend or split-up), all without action or approval of the Shareholders. All Shares when so issued on the terms determined by the Trustees shall be fully paid and non-assessable (but may be subject to mandatory contribution back to the Trust as provided in subsection (h) of Section 4.2). The Trustees may classify or reclassify any unissued Shares or any Shares~~ previously issued and reacquired of any Series into one or more Series that may be established and designated from time to time. The Trustees may hold as treasury Shares (of the same or some other Series), reissue for such consideration and on such terms as they may determine, or cancel, at their discretion from time to time, any Shares of any Series reacquired by the Trust.

~~The Trustees may from time to time close the transfer books or establish record dates and times for the purposes of determining the holders of Shares entitled to be treated as such, to the extent required for the operation of the Trust.~~

~~The establishment and designation of any Series of Shares in addition to those established and designated in Section 4.2, or of any Sub-Series of shares, shall be effective upon the execution by a majority of the then Trustees of an instrument setting forth such establishment and designation and the relative rights and preferences of such Series or Sub-Series, or as otherwise provided in such instrument. At any time that there are no Shares outstanding of any particular Series or Sub-Series previously established and designated the Trustees may by an instrument executed by a majority of their number abolish that Series or Sub-Series and the establishment and designation thereof. Each instrument referred to in this paragraph shall have the status of an amendment to this Restated Declaration of Trust.~~

~~Any Trustee, officer or other agent of the Trust, and any organization in which any such person is interested may acquire, own, hold and dispose of Shares of any Series of the Trust to the same extent as if such person were not a Trustee, officer or other agent of the Trust; and the Trust may issue and sell or cause to be issued and sold and may purchase Shares of any Series from any such person or any such organization subject only to the general limitations, restrictions or other provisions applicable to the sale or purchase of Shares of such Series generally.~~

~~SECTION 4.2      ESTABLISHMENT AND DESIGNATION OF SERIES.~~

~~Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate four Series of Shares: the "Short Term Government Income Fund," the "Intermediate Term Government Income Fund," the "Institutional Government Income Fund" and the "Adjustable Rate U.S. Government Securities Fund." The Short Term Government Income Fund Shares, the Intermediate Term Government Income Fund Shares, the Institutional Government Income Fund Shares, the Adjustable Rate U.S. Government Securities Fund Shares and any Shares of any further Series that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Sub-Series at the time of establishing and designating the same) have the following relative rights and preferences:~~

*(c)* ~~(a)~~ Assets Belonging to Series. All consideration received by the Trust for the issue or sale of Shares of a particular Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale,

exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to that Series for all purposes, subject only to the rights of creditors *of such Series*, and shall be so recorded upon the books of account of the Trust. ~~Such consideration, assets, income, earnings, profits and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds payments derived from any reinvestment of such proceeds, in whatever form the same may be, together with any General Items allocated to that Series as provided in the following sentence, are herein referred to as "assets belonging to" that Series.~~ In the event that there are any assets, income, earnings, profits, and proceeds thereof, funds, or payments which are not readily identifiable as belonging to any particular Series ~~(collectively, "General Items")~~, the Trustees shall allocate ~~such General Items~~ *them* to and among any one or more of the Series established and designated from time to time in such manner and on such basis as they, in their sole discretion, deem fair and equitable~~; and any General Items so allocated to a particular Series shall belong to that Series~~. Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes. *No holder of Shares of any particular Series shall have any claim on or right to any assets allocated or belonging to any other Series of Shares. No holder of Shares of any particular Series shall be entitled to participate in a derivative or class action on behalf of any other Series or the Shareholders of any other Series.*

~~The Trustees shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items shall be treated as income and which item as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.~~

*(d)* ~~(b)~~ Liabilities Belonging to Series. The assets belonging to each particular Series shall be charged with the liabilities of the Trust in respect of that Series and all expenses, costs, charges and reserves attributable to that Series, and any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series shall be allocated and charged by the Trustees to and among any one or more of the Series established and designated from time to time in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable~~. The liabilities, expenses, costs, charges and reserves allocated and so charged to a Series are herein referred to as "liabilities belonging to" that Series~~. Each allocation of liabilities, expenses, costs, charges and reserves by the Trustees shall be conclusive and binding upon the holders of all Series for all purposes. *Under no circumstances shall the assets allocated or belonging to any particular Series be charged with liabilities attributable to any other Series. All persons who have extended credit which has been allocated to a particular Series, or who have a claim or contract which has been allocated to any particular Series, shall look only to the assets of that particular Series for payment of such credit, claim or contract.*

*(e)* ~~(c)~~ Dividends. Dividends and distributions on Shares of a particular Series may be paid with such frequency as the Trustees may determine, which may be daily or otherwise pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Trustees may determine, to the holders of Shares of that Series *only*, from such of the income and capital gains, accrued or realized, from the assets belonging to that Series, as the Trustees may determine, after providing for actual and accrued liabilities belonging to that Series. All dividends and distributions on Shares of a particular Series shall be distributed pro rata to the holders of that Series in proportion to the number of Shares of that Series held by such holders at the date and time of record established for the payment of such dividends or distributions, except that in connection with any dividend or distribution program or procedure the Trustees may determine that no dividend or distribution shall be payable on Shares as to which the Shareholder's purchase order and/or payment have not been received by the time or times established by the Trustees under such program or procedure, and except that if ~~Sub- Series~~ *Classes* have been established for any Series, the rate of dividends or distributions may vary among such ~~Sub-Series~~ *Classes* pursuant to resolution, which may be a standing resolution, of the Board of Trustees. Such dividends and distributions may be made in cash or Shares or a combination thereof as determined by the Trustees or pursuant to any program that the Trustees may have in effect at the time for the election by each Shareholder of the mode of the making of such dividend or distribution to that

Shareholder.  Any such dividend or distribution paid in Shares will be paid at the net asset value thereof ~~as~~ determined in accordance with ~~subsection  (h) of Section 4.2.~~*this Declaration.*

~~The Trust intends to qualify as a "regulated investment company" under the Internal  Revenue Code of 1954, as amended, or any successor or comparable statute thereto, and regulations promulgated  thereunder.  Inasmuch as the computation of net income and gains for federal income tax purposes may vary from the computation thereof on the books of the Trust, the Board of Trustees shall have the power, in its sole discretion, to distribute in any fiscal year as dividends, including dividends designated in whole or in part as capital gains distributions, amounts sufficient, in the opinion of the Board of Trustees, to enable the Trust to qualify as a regulated investment company and to avoid liability of the Trust for federal income tax in respect of that year.  However, nothing in the foregoing shall limit the authority of the Board of Trustees to make distributions greater than or less than the amount necessary to qualify as a regulated investment company and to avoid liability of the Trust for such tax.~~

*(f)*   ~~(d)~~ Liquidation.  In event of the liquidation or dissolution of *a Series, or* the Trust *as a whole*, *the Shareholders of each Series shall be entitled to receive a pro rata share of the net assets of such Series only.*  ~~that has been established and designated shall be entitled to receive, as~~ a ~~Series, when and as declared by~~ pro rata share ~~of the Trustees, the excess net assets~~ of the assets ~~belonging to that Series over the liabilities belonging to that Series.  The assets so distributable to the Shareholders of any particular Series shall be distributed among~~ such ~~Shareholders in proportion to the number of Shares of that~~ Series ~~held by them and recorded on the books of the Trust.  The liquidation of any particular Series may be authorized by vote of a majority of the Trustees then in office subject to the approval of a majority of the outstanding voting securities, as defined in the 1940 Act, (Shares) of that Series.~~

*(g)*   ~~(e)~~ Voting.  ~~All shares of all Series shall have "equal voting rights" as such term is defined in the 1940 Act and except as otherwise provided by that Act or rules, regulations or orders promulgated thereunder.~~  On each matter submitted to a vote of the Shareholders, *all* S*hares of* ~~each~~ *all* Series *and Classes entitled to vote* ~~shall vote~~ *as a separate series* *shall be voted in the aggregate,* except *that (i)* as to any matter with respect to which a vote *of* ~~by~~ all *individual* Series ~~voting as a single series~~ *or Class* is required by the 1940 Act or ~~rules and regulations promulgated thereunder, or would be required under~~ *(ii) when* the ~~Massachusetts Business Corporation Law if~~ *Trustees have determined that a matter affects only* the ~~Trust were a Massachusetts business corporation.  As to any matter which does not affect the interest~~ *interests of Shareholders* of a particular Series *or Class*, only the holders of Shares of the one or more affected Series *or Classes* shall be entitled to vote.

*SECTION 4.6 CLASSES OF SHARES.  The Trustees may, in their discretion, authorize the division of Shares of the Trust (or any Series of the Trust) into one or more Classes, the number and relative rights, privileges and preferences of which shall be established and designated by the Trustees, in their discretion, in accordance with the terms of the 1940 Act.  The number of Shares of each Class that may be issued is unlimited, and the Trustees may classify or reclassify any Shares of any Class, including outstanding Shares, into one or more Classes that may be established and designated from time to time. All Shares of a Class shall be identical with each other and with the Shares of each other Class of the Trust or the same Series of the Trust (as applicable), except for such variations between Classes as may be approved by the Trustees and not prohibited by the 1940 Act.*

*SECTION 4.7 SERIES AND CLASS DESIGNATIONS. The establishment and designation of any Series or Class of Shares shall be effective (a) upon the execution by a majority of the then Trustees of an instrument setting forth such establishment and designation and the relative rights and preferences of such Series or Class, (b) upon the vote of a majority of the Trustees as set forth in an instrument executed by an officer of the Trust, or (c) at such other time as the instrument referred to in the foregoing clause (a) or the vote referred to in the foregoing clause (b) may provide. The Trustees may at any time by an instrument executed by a majority of their number abolish any Series or Class and the establishment and designation thereof. Each instrument referred to in this paragraph shall have the status of an amendment to the Declaration.*

*The instrument designating the Series of Shares existing as of the date hereof is attached as Appendix A hereto.*

*The instrument designating the Classes of Shares of each Series existing as of the date hereof is attached as Appendix B hereto.*

(f) *SECTION 4.8.  REDEMPTION BY SHAREHOLDER.  Each Share of each* Series *properly tendered for redemption* shall ~~have the right~~ *be redeemable* at such times as may be permitted by the Trust~~, but no less frequently than once each week, to require the Trust to redeem all or any part of his Shares of that Series~~ at a redemption price equal to the net asset value per Share of ~~that~~ *the applicable* Series *thereof* next determined in accordance with ~~subsection (h) of this~~ Section ~~4.2 after the Shares are properly tendered for~~ *4.11 hereof, less any applicable* redemption *fee or sales charge*.  Payment of the redemption price shall be *made from the assets of the applicable Series* in cash *at such times and in such manner not inconsistent with the 1940 Act or other applicable law as determined by the Trustees*; provided, however, that if the Trustees determine, which determination shall be conclusive, that conditions exist which make payment wholly in cash unwise or undesirable, the Trust may make payment wholly or partly in securities or other assets belonging to the Series of which the Shares being redeemed are part at the value of such securities or assets used in such determination of net asset value *of the Series. The Trustees may from time to time specify procedures and conditions, not inconsistent with the 1940 Act, regarding the redemption of Shares.*

Notwithstanding the foregoing, the Trust may postpone payment of the redemption price and may suspend the right of the holders of Shares of any Series *or Class* to require the Trust to redeem Shares of that Series *or Class* during any period or at any time when and to the extent permissible under the 1940 Act, and such redemption is conditioned upon the Trust having funds or property legally available therefor. *Any such suspension shall take effect at such time as the Trust shall specify, and thereafter there shall be no right of redemption or payment of the redemption proceeds until the Trust shall declare the suspension at an end.*

(g) *SECTION 4.9.  REDEMPTION BY TRUST.  Each Share ~~of each Series that has been established and designated~~ is subject to redemption by the Trust at the redemption price *and under the terms* which would be applicable if such Share was then being redeemed by the Shareholder pursuant to ~~subsection (f)~~ *the terms* of ~~this~~ Section ~~4.2~~ *4.8 hereof* ~~(a)~~ at any time *and for any reason under terms set by the Trustee, including, but not limited to,* ~~if the Trustees determine in their sole discretion that failure to so~~

~~redeem may have materially adverse consequences to all or any of the holders of the Shares, or any Series thereof, of the Trust, and~~ *(a) the determination of* the Trustees *that direct or indirect ownership of Shares of any Series has or may become concentrated in such Shareholder to an extent that would disqualify that Series as a regulated investment company under the Internal Revenue Code* of *1986, as amended (or any successor statute thereto), (b) the failure of a Shareholder to supply a tax identification number if required to do so, (c) the failure of a Shareholder to pay when due for the purchase of Shares issued to that Shareholder, (d) the value of a Shareholder's Shares being less than* a minimum amount *established from time to time by the Trustees, (e) failure of a Shareholder to meet or maintain the qualifications for ownership of a particular Series or Class of Shares, or (f) the determination by the Trustees or pursuant to policies adopted by the Trustees that ownership of Shares by a particular Shareholder is not in the best interests of the remaining Shareholders of the Trust or applicable Series or Class.* Upon such redemption the holders of the Shares so redeemed shall have no further right with respect thereto other than to receive payment of such redemption price. ~~In addition, the Board of Trustees, in its sole discretion, may require a Shareholder to redeem all of his Shares of any Series within thirty days after the end of a calendar quarter, if the value of all of his shares of that Series at the end of said calendar quarter is less than the minimum amount established from time to time by the Board of Trustees.~~

~~(h)      Net Asset Value.  The net asset value per Share of any Series shall be the quotient obtained by dividing the value of the net assets of that Series (being the value of the assets belonging to that Series less the liabilities belonging to that Series) by the total number of Shares of that Series outstanding, all determined in accordance with the methods and procedures, including without limitation those with respect to rounding, established by the Trustees from time to time.~~

~~The Trustees may determine to maintain the net asset value per Share of any Series at a designated constant dollar amount and in connection therewith may adopt procedures not inconsistent with the 1940 Act for the continuing declarations of income attributable to that Series as dividends payable in additional Shares of that Series at the designated constant dollar amount and for the handling of any losses attributable to that Series.  Such procedures may provide that in the event of any loss each Shareholder shall be deemed to have contributed to the capital of the Trust attributable to that Series his pro rata portion of the total number of Shares required to be canceled in order to permit the net asset value per Share of that Series to be maintained, after reflecting such loss, at the designated constant dollar amount. Each Shareholder of the Trust shall be deemed to have agreed, by his investment in the Trust, to make the contribution referred to in the preceding sentence in the event of any such loss.~~

~~(i)      Transfer.  All Shares of each particular Series shall be transferable, but transfers of Shares of a particular Series will be recorded on the Share transfer records of the Trust applicable to that Series only at such times as Shareholders shall have the right to require the Trust to redeem Shares of that Series and at such other times as may be permitted by the Trustees.~~

~~(j)      Equality.  All Shares of each particular Series shall represent an equal proportionate interest in the assets belonging to that Series  (subject to the liabilities belonging to that~~

Series), and each Share of any particular Series shall be equal to each other Share of that Series; but the provisions of this sentence shall not restrict any distinctions permissible under subsection (c) of this Section 4.2 that may exist with respect to dividends and distributions on Shares of the same Series. The Trustees may from time to time divide or combine the Shares of any particular Series into a greater or lesser number of Shares of that Series without thereby changing the proportionate beneficial interest in the assets belonging to that Series or in any way affecting the rights of Shares of any other Series.

(k)     Fractions. Any fractional Share of any Series or Sub- Series, if any such fractional Share is outstanding, shall carry proportionately all the rights and obligations of a whole Share of that Series or Sub- Series, including with respect to voting, receipt of dividends and distributions, redemption of Shares, and liquidation of the Trust.

(l)     Conversion Rights. Subject to compliance with the requirements of the 1940 Act, the Trustees shall have the authority to provide that holders of Shares of any Series shall have the right to convert said Shares into Shares of one or more other Series of Shares in accordance with such requirements and procedures as may be established by the Trustees.

SECTION 4.3     OWNERSHIP OF SHARES.

The ownership of Shares shall be recorded on the books of the Trust or of a transfer or similar agent for the Trust, which books shall be maintained separately for the Shares of each Series that has been established and designated. No certificates certifying the ownership of Shares need be issued except as the Trustees may otherwise determine from time to time. The Trustees may make such rules as they consider  appropriate  for the issuance of Share certificates, the use of facsimile signatures, the transfer of Shares and similar matters. The record books of the Trust as kept by the Trust or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Shareholders and as to the number of Shares of each Series and Sub-Series held from time to time by each such Shareholder.

SECTION 4.4     INVESTMENTS IN THE TRUST.

The Trustees may accept  investments in the Trust from such persons and on such terms and for such consideration, not inconsistent with the provisions of the 1940 Act, as they from time to time authorize. The Trustees may authorize any distributor, principal underwriter, custodian, transfer agent or other person to accept orders for the purchase of Shares that conform to such authorized terms and to reject any purchase orders for Shares whether or not conforming to such authorized terms.

SECTION 4.5     NO PREEMPTIVE RIGHTS.

Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust.

SECTION 4.6     STATUS OF SHARES AND LIMITATION OF PERSONAL LIABILITY. Shares shall be deemed to be personal property giving only the rights provided in this instrument. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto.

~~The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust nor entitle the representative of any deceased Shareholder~~ to an accounting or to take any action in court or elsewhere against the Trust or the or the Trustees, but only to the rights of said decedent under this Trust.  Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same of for an accounting, nor shall the ownership of Shares constitute the Shareholders partners.  Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind the personally any Shareholder, nor except as specifically provided herein to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay.

*4.10.  DISCLOSURE OF HOLDING.   The holders of Shares or other securities of the Trust shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares or other securities of the Trust as the Trustees deem necessary to comply with the provisions of the Internal Revenue Code of 1986, as amended (or any successor statute), or to comply with the requirements of any other law or regulation, and ownership of Shares may be disclosed by the Trustees if so required by law or regulation.*

*SECTION 4.11.   NET ASSET VALUE; NET INCOME AND DISTRIBUTIONS; REDUCTION IN SHARES.  The Trustees, in their absolute discretion, may prescribe and shall set forth in the Bylaws or in a duly adopted vote of the Trustees such bases and times for determining the per Share net asset value of the Shares or net income, or the declaration and payment of dividends and distributions, as they may deem necessary or desirable.  The Trustees may determine to maintain the net asset value per Share of any Series at a designated constant dollar amount and in connection therewith may reduce the number of outstanding Shares of the Series by reducing the number of Shares in the account of each Shareholder on a pro rata basis, so as to maintain the net asset value per Share of such Series at a constant dollar amount.*

ARTICLE V

SHAREHOLDERS' VOTING POWERS AND MEETINGS

~~SECTION 5.1     VOTING POWERS.~~

The Shareholders shall have power to vote only (i) for the election or removal of Trustees ~~as~~ *to the extent* provided in Section 3.1, (ii) with respect to any *action on a* contract ~~with a Contracting Party as provided in Section 3.3~~ as to which Shareholder approval is required by the 1940 Act, (iii) with respect to any termination or reorganization*, consolidation or sale of assets* of the Trust or any Series *or Class thereof* to the extent and as provided in Sections 7.1 and 7.2, (iv) with respect to any amendment of this ~~Restated~~ Declaration of Trust to the extent and as provided in Section 7.3, (v) to the same extent as the stockholders of a Massachusetts business corporation as

to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders, and (vi) with respect to such additional matters relating to the Trust as may be required by the 1940 Act, this ~~Restated~~ Declaration of Trust, the Bylaws or any registration of the Trust with the Commission (or any successor agency) or any state, or as the Trustees may consider necessary or desirable.

*A Shareholder of each Series or Class shall be entitled to one vote for each dollar of net asset value (number of Shares owned <u>times</u> net asset value per Share) of such Series or Class, on each matter on which such Shareholder is entitled to vote and each fractional dollar amount shall be entitled to a proportionate fractional vote, except that the Trustees may, in conjunction with the establishment of any Series or Class of Shares (but subject to applicable law), establish conditions under which the several Series or Classes shall have separate or no voting rights. Shares held in the treasury of the Trust shall not be voted.*

There shall be no cumulative voting in the election of any Trustee or Trustees. Shares ~~may be voted~~ *of all Series shall be voted in the aggregate on any matter submitted to a vote of the Shareholders of the Trust, except as otherwise provided in this Declaration or by applicable law. Shares entitled to vote and representing a majority of the voting power of the Shares voted on the matter* in person or by proxy *at a meeting of which a quorum is present shall decide any questions and a plurality shall elect a Trustee, except when a different vote is required by any provision of the 1940 Act or other applicable law or by this Declaration of Trust or the Bylaws, provided that where any provision of law or of the Declaration requires that the holders of any Series or Class shall vote as* a *Series or Class, then Shares representing a majority of the voting power of the Shares of that Series or Class entitled to vote and voted on the matter shall decide that matter insofar as that Series or Class is concerned, and provided further that subject to applicable law, abstentions and broker non-votes shall not be counted as having been voted on the applicable matter.* ~~A proxy with respect to Shares held in the name of two or more persons shall be valid if executed by any one of them unless,~~ ~~at or prior to exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by~~ ~~on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.~~ Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this ~~Restated~~ Declaration of Trust or the Bylaws to be taken by Shareholders.

~~SECTION 5.2       MEETINGS.~~

~~Meetings  (including meetings involving only the holders of Shares of one or more but less than all Series) of Shareholders may be called by the Trustees from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders as herein provided or upon any other matter deemed by the Trustees to be necessary or desirable. Written notice of any meeting of Shareholders shall be given or caused to be given by the Trustees by mailing such notice at least seven days before such meeting, postage prepaid, stating the time, place and purpose of the meeting, to each Shareholder at the Shareholder's address as it appears on the records of the Trust. The Trustees shall promptly call and give notice of a meeting of Shareholders for the purpose of voting upon removal of any Trustee of the Trust when requested to do so in writing by Shareholders holding not less than 10% of the Shares then  outstanding. If the Trustees shall fail to call or~~

give notice of any meeting of Shareholders (including a meeting involving only the holders of Shares of one or more but less than all Series) for a period of 30 days after written application by Shareholders holding at least 25% of the Shares then outstanding requesting a meeting be called for any other purpose requiring action by the Shareholders as provided herein or in the Bylaws, then Shareholders holding at least 25% of the Shares then outstanding may call and give notice of such meeting, and thereupon the meeting shall be held in the manner provided for herein in case of call thereof by the Trustees."

SECTION 5.3    RECORD DATES.

For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, r who are entitled to participate in any dividend or distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding 30 days (except at or in connection with the termination of the Trust), as the Trustees may determine; or without closing the transfer books the Trustees may fix a date and time not more than 60 days prior to the date of any meeting of Shareholders or other action as the date and time of record for the determination of Shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as Shareholders of record for purposes of such other action, and any Shareholder who was a Shareholder at the date and time so fixed shall be entitled to vote at such meeting or any adjournment thereof or (subject to any provisions permissible under subsection (c) of Section 4.2 with respect to dividends or distributions on Shares that have not been ordered and/or paid for by the time or times established by the Trustees under the applicable dividend or distribution program or procedure then in effect) to be treated as a Shareholder of record for purposes of such other action, even though he has since that date and time disposed of his Shares, and no Shareholder becoming such after that date and time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

## SECTION 5.4    QUORUM AND REQUIRED VOTE.

A majority of the Shares entitled to vote shall be a quorum for the transaction of business at a Shareholders' meeting, but any lesser number shall be sufficient for adjournments.  Any adjourned session or sessions may be held, within a reasonable time after the date set for the meeting without the necessity of further notice.  A majority of the Shares voted, at a meeting of which a quorum is present shall decide any questions and a plurality shall elect a Trustee, except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or by this Declaration of Trust or the Bylaws.  Notwithstanding any provision of applicable law requiring a greater proportion than a majority of the votes entitled to be cast in order to take or authorize any action (unless otherwise provided in this Declaration of Trust or the Bylaws), any such action may be taken or authorized upon the concurrence of at least a majority of the aggregate number of votes entitled to be cast thereon.

**Error! Unknown document property name.**

## SECTION 5.6 INSPECTION OF RECORDS.

The Bylaws may include further provisions ~~for~~ *with respect to meetings of* Shareholders' ~~votes and~~ *including the establishment of record dates, notices of* meetings*, the determination of a quorum, Shareholder voting* and related matters.

ARTICLE VI

LIMITATION OF LIABILITY; INDEMNIFICATION

SECTION 6.1 TRUSTEES, SHAREHOLDERS, ETC. NOT PERSONALLY LIABLE; NOTICE. *No Trustee, officer, employee or agent of the Trust shall be subject to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust property or the affairs of the Trust; and all persons shall look solely to the Trust property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. No Shareholder or former Shareholder shall be subject to any personal liability whatsoever to any person in connection with Trust property or the acts, obligations or affairs of the Trust solely by reason of being or having been a Shareholder.*

All persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only by or for the Trust or the Trustees *in their capacity as Trustees under this Declaration or by the officers, employees or agents of the Trust in their capacity as officers, employees or agents of the Trust* and not personally. Nothing in this Declaration of Trust shall protect

any Trustee or officer against any liability to the Trust or the Shareholders to which such Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or of such officer.

Every *written* note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer shall give notice that this ~~Restated~~ Declaration of Trust is on file with the Secretary of The Commonwealth of Massachusetts and shall recite to the effect that the same was executed or made by or on behalf of the Trust or by them as Trustees or Trustee or as officers or officer and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust, but the omission thereof shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually.

SECTION 6.2 TRUSTEE'S *AND OFFICERS* GOOD FAITH ACTION; EXPERT ADVICE; NO BOND OR SURETY. The exercise *in good faith* by the Trustees *or the officers of the Trust* of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee *or officer of the Trust* shall be liable for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee *or officer*, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing (a) *neither* the Trustees *nor the officers* shall ~~not~~ be responsible or liable in any event for any neglect or wrongdoing of any *other* officer, agent, employee, consultant, adviser, administrator, distributor or principal underwriter, custodian or transfer, dividend disbursing, Shareholder servicing or accounting agent of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee; (b) the Trustees *and officers* may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees *or officers*, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (c) in discharging their duties, the Trustees *and officers*, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trust~~ees~~ by any ~~officer appointed by them~~ *of its officers*, any independent public accountant, and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of a Contracting Party appointed by the Trustees pursuant to Section 3.3. The Trustees as such shall not be required to give any bond or surety or any other security for the performance of their duties.

SECTION 6.3 INDEMNIFICATION OF SHAREHOLDERS. In case any Shareholder or former Shareholder shall be charged or held to be personally liable for any obligation or liability of the Trust *or any Series thereof* solely by reason of being or having been a Shareholder *(other than taxes payable by virtue of owning shares)* and not because of such Shareholder's acts or omissions or for some other reason, the Trust (upon

proper and timely request by the Shareholder) shall assume the defense against such charge and satisfy any judgment thereon, and the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the ~~Trust~~ *applicable* ~~estate~~ *Series* to be held harmless from and indemnified against all loss and expense arising from such liability.

SECTION 6.4     INDEMNIFICATION OF TRUSTEES, OFFICERS, ETC.  The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder creditor or otherwise, and including persons who served as directors or officers of Midwest Income Investment Company) (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office ("disabling conduct").  Anything herein contained to the contrary notwithstanding, no Covered Person shall be indemnified for any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject unless (1) a final decision on the merits is made by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination is made, based upon a review of the facts, that the Covered Person was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of Trustees who are neither "interested persons" of the ~~Company~~ *Trust* as defined in the 1940 Act nor parties to the proceeding ("disinterested, non-party Trustees"), or (b) an independent legal counsel in a written ~~consent~~ *opinion.*

SECTION 6.5     ADVANCES OF EXPENSES.  The Trust shall advance attorneys' fees or other expenses incurred by a Covered Person in defending a proceeding, upon the undertaking by or on behalf of the Covered

Person to repay the advance unless it is ultimately determined that such Covered Person is entitled to indemnification, so long as one of the following conditions is met: (i) the Covered Person shall provide security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested non-party Trustees of the Trust, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

SECTION 6.6. INDEMNIFICATION NOT EXCLUSIVE, ETC. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, "Trust" shall include Midwest Income Investment Company, "Covered Person" shall include such person's heirs, executors and administrators, an "interested Covered Person" is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or has been pending or threatened, and a "disinterested" person is a person against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending or threatened. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

SECTION 6.7. LIABILITY OF THIRD PERSONS DEALING WITH TRUSTEES. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

*SECTION 6.8. DERIVATIVE ACTIONS. No Shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class thereof without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or any Series or Class thereof would otherwise result, or if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his or her service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment adviser or underwriter, or the amount of such remuneration.*

*Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth in reasonable detail the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 45 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or any Series or Class thereof, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or any Series or Class thereof shall be subject to the right of the Shareholders under Article V of this Declaration to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.*

**Error! Unknown document property name.**

ARTICLE VII

MISCELLANEOUS

SECTION 7.1        DURATION AND TERMINATION OF TRUST.   Unless terminated as provided herein, the Trust shall continue without limitation of time. ~~The Trust may be terminated at any time by a majority of the Trustees then in office subject to a favorable vote of a majority of the outstanding voting securities, as defined in the 1940 Act, (Shares) of each Series voting separately by Series.~~

~~Upon termination, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated as may be determined by the Trustees, the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets to distributable form in cash, securities or other property, or any combination thereof, and distribute the proceeds to the Shareholders, in conformity with the provisions of subsection (d) of Section 4.2.~~

*(a)        The Trust may be terminated at any time (i) by a majority of the Trustees then in office or (ii) by a Majority Shareholder Vote by the holders of its Shares.  Any Series of the Trust, or any Class of any Series, may be terminated at any time (i) by a Majority Shareholder Vote of the holders of Shares of that Series or Class, or (ii) by a majority of the Trustees then in office.*

*(b)        Upon the termination of the Trust or any Series of the Trust:*

*(i)        The Trust or Series shall carry on no business except for the purpose of winding up its affairs;*

*(ii)        The Trustees shall proceed to wind up the affairs of the Trust or Series and all the powers of the Trustees under the Declaration shall continue until the affairs of the Trust or Series shall have been wound up, including the power to fulfill or discharge the contracts of the Trust or Series, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining property of the Trust or Series to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; and*

*(iii)        After paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining property of the Trust or Series, in cash or in kind or partly in cash and partly in kind, among the Shareholders of the Trust or the Series according to their respective rights as set forth in Section 4.5(f) hereof.*

*The foregoing provisions shall also apply mutatis mutandis to the termination of any Class.*

*(c)        After termination of the Trust or Series or Class and distribution to the Shareholders of the Trust or Series or Class as herein provided, a majority of the Trustees shall execute and lodge among the records of the Trust an instrument in writing setting forth the fact of such termination, and the Trustees shall thereupon be discharged from all further*

*liabilities and duties hereunder with respect to the Trust or Series or Class, and the rights and interests of all Shareholders of the Trust or Series or Class shall thereupon cease.*

SECTION 7.2    REORGANIZATION.  The Trustees may sell, convey and transfer the assets of the Trust, or the assets belonging to any one or more Series, to another trust, partnership, association or corporation organized under the laws of any state of the United States, or to the Trust to be held as assets belonging to another Series of the Trust, in exchange for cash, shares or other securities (including, in the case of a transfer to another Series of the Trust, Shares of such other Series) with such transfer being made subject to, or with the assumption by the transferee of, *all or substantially all of* the liabilities belonging to each Series the assets of which are so transferred; provided, however, that if shareholder approval is required by the 1940 Act, no assets belonging to *the Trust or* any particular Series shall be so transferred unless the terms of such transfer shall have first been approved at a meeting called for the purpose by *Majority Shareholder Vote, of* the ~~affirmative vote of the holders of a majority of the outstanding voting securities, as defined in the 1940 Act, (Shares) of~~ *Trust or* that Series*, as the case may be*.  Following such transfer, the Trustees shall distribute such cash, shares or other securities (giving due effect to the assets and liabilities belonging to and any other differences among the various Series the assets belonging to which have ~~so~~ been *so* transferred) among the Shareholders of the Series the assets belonging to which have been so transferred; and if all of the assets of the Trust have been so transferred, the Trust shall be terminated.

*The foregoing provisions shall also apply mutatis mutandis to the sale or transfer of the assets of any Class or the reorganization of any Class.*

SECTION 7.3    AMENDMENTS.

*(a)*    All rights granted to the Shareholders under this Declaration of Trust are granted subject to the reservation of the right to amend this Declaration of Trust as herein provided.  *Subject to the foregoing, and except as specifically provided herein*, ~~except that no amendment shall repeal the limitations on personal liability of any Shareholder or Trustee or repeal the prohibition of assessment upon the Shareholders without the express consent of each Shareholder or Trustee involved.  Subject to the foregoing, the provisions of this Declaration of Trust (whether or not related to the rights of Shareholders) may be amended at any time~~ *the Trustees may, without any Shareholder vote, amend or otherwise supplement the Declaration* by *making* an ~~instrument in writing signed by a majority of the then Trustees (or by an officer~~ *amendment, a Declaration* of ~~the~~ Trust *supplemental hereto or an amended and restated Declaration.* ~~Pursuant~~ *Without* ~~to~~ *limiting* the ~~vote of a majority of such~~ *foregoing power reserved to the* Trustees~~), when authorized so to do by the vote in accordance with subsection (e) of Section 4.2 of Shareholders holding a majority of the Shares entitled to vote, except that amendments either (a) establishing and designating any new Series of Shares not established and designated in Section 4.2, or any Sub-Series or (b) having the purpose of~~

~~changing the name of the Trust or the name of any Shares theretofore established and designated or of supplying any omission, curing any ambiguity or curing, correcting or supplementing any provision hereof which is internally inconsistent with any other provision hereof or~~, *the Trustees may, without any Shareholder vote, amend the Declaration in order (i) to establish and designate any new Series of Shares or any Class or amend any such establishment and designation; (ii) to change the name of the Trust or its principal office or agent; (iii) to supply any omission, cure any ambiguity or cure, correct or supplement* any provision *hereof* which is ~~defective~~ *internally inconsistent with any other provision hereof;* or ~~inconsistent~~ *(iv) if the Trustees deem it necessary and advisable, to conform the Declaration to the requirements of applicable law, including the 1940 Act and Internal Revenue Code and applicable regulations, in order that the Trust may obtain the most favorable treatment thereunder available to regulated investment companies, but the Trustees shall not be liable for failing to do so.* ~~with the 1940 Act or with the requirements of the Internal Revenue Code and applicable regulations for~~

> *(b)     Shareholders shall have the right to vote on (i) any amendment that would affect their right to vote granted hereunder; (ii) any amendment to this Section; (iii) any amendment as may be required by law, or by* the Trust's ~~obtaining the most favorable treatment thereunder available to regulated investment companies~~ *registration statement, to be approved by Shareholders; and (iv) any amendment submitted to them by the Trustees. Any amendment on which Shareholders have the right to vote* shall ~~not~~ require ~~authorization by~~ *a Majority* Shareholder *Vote of the Shareholders of the Trust, or the written consent, without a meeting, of the holders of Shares representing not less than a majority of the voting power of the Shares of the Trust. Notwithstanding the foregoing, if the Trustees shall determine that any amendment required or permitted to be submitted to Shareholders would affect only the interest of Shareholders of particular Series or Classes of Shares, then only Shareholders of such Series or Classes, as applicable, shall be entitled to vote thereon, and no* vote *of Shareholders of any other Series or Classes shall be required.* Subject to the foregoing, any such amendment shall be effective as provided in the instrument containing the terms of such amendment or, if

there is no provision therein with respect to effectiveness, upon the execution of such instrument and of a certificate (which may be a part of such instrument) executed by a Trustee or officer of the Trust to the effect that such amendment has been duly adopted.

*(c)     Nothing contained in the Declaration shall permit the amendment of the Declaration to impair the exemption from personal liability of the Shareholders, former Shareholders, Trustees, officers, employees and agents of the Trust or to permit assessments upon Shareholders or former Shareholders.  Notwithstanding anything else herein, any amendment to Section 6.4 shall not limit the rights to indemnification or insurance provided therein with respect to actions or omissions of persons entitled to indemnification under such Section prior to such amendment.*

*(d)     Notwithstanding any other provision hereof, until such time as Shares of a particular Series or Class are first issued, the Declaration may be terminated or amended in any respect as to that Series or Class, and as to any Series or Class in which Shares are not outstanding, by the affirmative vote of a majority of the Trustees or by an instrument signed by a majority of the Trustees.*

SECTION 7.4     FILING OF COPIES; REFERENCES; HEADINGS. The original or a copy of this instrument and of each amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder.  A copy of this instrument and of each amendment hereto shall be filed by the Trust with the Secretary of The Commonwealth of Massachusetts ~~and with the Boston City Clerk~~, as well as any other governmental office where such filing may from time to time be required, but the failure to make any such filing shall not impair the effectiveness of this instrument or any such amendment.  Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such amendments have been made, as to the identities of the Trustees and officers, and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such amendments. In this instrument and in any such amendment, references to this instrument, and all expressions like "herein," "hereof" and "hereunder" shall be deemed to refer to this instrument as a whole as the same may be amended or affected by any such amendments.  The masculine gender shall include the feminine

and neuter genders. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument.  This instrument may be executed in any number of counterparts each of which shall be deemed an original.

SECTION 7.5     APPLICABLE LAW.   This Declaration of Trust is made in The Commonwealth of Massachusetts, and it is created under and is to be governed by and construed and administered according to the laws of said Commonwealth~~, including the Massachusetts Business Corporation Law as the same may be amended from time to time, to which reference is made with the intention that matters not specifically covered herein or as to which an ambiguity may exist shall be resolved as if the Trust were a business corporation organized in Massachusetts, but the reference to said Business Corporation Law is not intended to give the Trust, the Trustees, the  Shareholders or any other person any right, power, authority or  responsibility  available only to or in connection with an entity organized in corporate form~~.  The Trust shall be of the type referred to in Section 1 of Chapter 182 of the Massachusetts General Laws and of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

IN WITNESS WHEREOF, the undersigned Trustees, for themselves and their respective successors and assigns, have executed one or more counterparts of this *Amended and* Restated Agreement and Declaration of Trust under seal as of the day and year first above written.

*[Trustee signature lines]*

**Error! Unknown document property name.**

# Form of
# Establishment and
# Designation of Series of Shares of
# Beneficial Interest

The Trustees of the Trust, acting pursuant to the Trust's Declaration, have previously established and designated the series (each, a "Fund") of Shares of Beneficial Interest listed below.

1.      The Funds are _____.

2.      Each Fund shall be authorized to hold cash, invest in securities, instruments and other property and use investment techniques as from time to time described in the Trust's then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of the Fund.  Each Share of each Fund shall be redeemable as provided in the Declaration.  Subject to differences among classes, each Share of each Fund shall be entitled to vote on matters on which Shares of the Fund shall be entitled to vote as provided in Article V of the Trust's Declaration, shall represent a *pro rata* beneficial interest in the assets allocated or belonging to the Fund, and shall be entitled to receive its *pro rata* share of the net assets of the Fund upon liquidation of the Fund, all as provided in Section 4.5 of the Declaration.  The proceeds of sales of Shares of each Fund, together with any income and gain thereon, less any diminution or expenses thereof, shall irrevocably belong to the Fund, unless otherwise required by law.

3.      Shareholders of each Fund shall vote separately as a class on any matter to the extent required by, and any matter shall have been deemed effectively acted upon with respect to the Fund as provided in, Rule 18f-2, as from time to time in effect, under the 1940 Act or any successor rule, and the Declaration.

4.      The assets and liabilities of the Trust shall be allocated among each Fund and any series of the Trust designated in the future as set forth in Section 4.5 of the Declaration.

5.      Subject to the provisions of Section 4.5 and Article VII of the Declaration, the Trustees (including any successor Trustees) shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of each Fund, or otherwise to change the special and relative rights of each Fund.

6.      Any Fund may be terminated by the Trustees at any time by written notice to the Shareholders of the Fund.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the ＿ day of ＿＿＿, ＿.

[Trustee signature lines]

# Form of
# Establishment and
# Designation of Classes

Pursuant to Section 4.6 of the Declaration, the Trustees have divided the Shares of each series 4.6, listed below.

1.       The classes of Shares are designated _____.

2.       Shares of each class are entitled to all the rights and preferences accorded to Shares under the Declaration.

3.       For Shares of each class, the purchase price, the method of determination of the net asset value, the price, the terms and manner of redemption, any conversion feature, the relative dividend rights of holders thereof, and any other rights, privileges, features or qualifications, shall be as determined from time to time by the Trustees of the Trust in accordance with the Declaration, as set forth in the current prospectus and statement of additional information of the Trust or any series thereof relating to the class, as amended from time to time, contained in the Trust's registration statement under the Securities Act of 1933, as amended.

4.       A class of Shares of any series of the Trust may be terminated by the Trustees at any time by written notice to the Shareholders of the class.

5.       The designation of each class of Shares of the Fund hereby shall not impair the power of the Trustees from time to time to designate additional classes of Shares of the Fund.

6.       Subject to the applicable provisions of the 1940 Act and the Declaration, the Trustees may from time to time modify the preferences, voting powers, rights and privileges of any of the classes designated hereby without any action or consent of the Shareholders.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the _____ day of _____, _____.

[Trustee signature lines]

THE BOARD OF TRUSTEES OF THE TRUST RECOMMENDS THAT YOU VOTE "FOR" EACH PROPOSAL.

1. ALL FUNDS. To authorize the Board and Touchstone Advisors, Inc. to select and change investment sub-advisors and to enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders.

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

2. ALL FUNDS. To authorize the Board to adopt an Amended and Restated Declaration of Trust with respect to:

   2a.   Dollar-Weighted Voting

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

   2b.   Future Amendments

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

   2c.   Redemption

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

   2d.   Investment in Other Investment Companies

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

   2e.   Other Changes

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

3a. ALL FUNDS. To change the fundamental investment restriction of the Fund with respect to borrowing money:

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

3b. ALL FUNDS. To change the fundamental investment restriction of the Fund with respect to underwriting securities:

   [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

3c. ALL FUNDS. To change the fundamental investment restriction of the Fund with respect to loans:

[ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3d. ALL FUNDS.  To change the fundamental investment restriction of the Fund with respect to real estate:

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3e. ALL FUNDS.  To eliminate the fundamental investment restriction of the Fund regarding oil, gas or mineral leases:

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3f. ALL FUNDS.  To change the fundamental investment restriction of the Fund with respect to commodities:

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3g. ALL FUNDS.  To change the fundamental investment restriction of the Fund with respect to concentration of investments:

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3h. ALL FUNDS.  To change the fundamental investment restriction of the Fund with respect to issuing senior securities:

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3i. ALL FUNDS.  To eliminate the fundamental investment restriction of the Fund regarding amounts invested in one issuer:

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3j. SHORT TERM GOVERNMENT INCOME FUND, INTERMEDIATE TERM GOVERNMENT INCOME FUND, AND INSTITUTIONAL GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to margin purchases.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3k. SHORT TERM GOVERNMENT INCOME FUND AND INTERMEDIATE TERM GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to short sales.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3l. SHORT TERM GOVERNMENT INCOME FUND, INTERMEDIATE TERM GOVERNMENT INCOME FUND, AND INSTITUTIONAL GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to illiquid investments.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3m. SHORT TERM GOVERNMENT INCOME FUND AND INTERMEDIATE TERM GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to investing for control.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3n. SHORT TERM GOVERNMENT INCOME FUND, INTERMEDIATE TERM GOVERNMENT INCOME FUND, AND INSTITUTIONAL GOVERNMENT INCOME  FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to other investment companies.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3o. SHORT TERM GOVERNMENT INCOME FUND AND INTERMEDIATE TERM GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to securities of one class.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3p. INSTITUTIONAL GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to pledging.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3q. SHORT TERM GOVERNMENT INCOME FUND, INTERMEDIATE TERM GOVERNMENT INCOME FUND, AND MONEY MARKET FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to options.

      [ ] FOR        [ ] AGAINST       [ ] ABSTAIN

3r.  INSTITUTIONAL GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to short sales and options.

        [ ] FOR         [ ] AGAINST         [ ] ABSTAIN

3s.  SHORT TERM GOVERNMENT INCOME FUND AND INTERMEDIATE TERM GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to common stocks.

        [ ] FOR         [ ] AGAINST         [ ] ABSTAIN

3t.  SHORT TERM GOVERNMENT INCOME FUND AND INTERMEDIATE TERM GOVERNMENT INCOME FUND ONLY.  To eliminate the fundamental investment restrictions of the Trust with respect to when-issued purchases.

        [ ] FOR         [ ] AGAINST         [ ] ABSTAIN

4.  ALL FUNDS.  To transact such other business as may properly come before the special meeting or any adjournments thereof.

        [ ] FOR         [ ] AGAINST         [ ] ABSTAIN

PLEASE SIGN AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.